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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2005.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: August 5, 2005
	By:	/s/ RASHA EL SISSI
Name: Rasha El Sissi Title: Associate Vice President, Legal

TD BANK FINANCIAL GROUP INVESTOR DAY CONFERENCE
FEATURING TD BANKNORTH INC.
WEDNESDAY AUGUST 3, 2005

DISCLAIMER

THE INFORMATION CONTAINED IN THIS TRANSCRIPT IS A TEXTUAL REPRESENTATION OF THE TD BANKNORTH'S AND THE TORONTO-DOMINION BANK'S ("TD") CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALL. IN NO WAY DOES TD ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON TD'S WEB SITE OR IN THIS TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE CONFERENCE CALL ITSELF AND TD BANKNORTH'S AND TD'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

FORWARD-LOOKING INFORMATION

This presentation contains certain forward-looking statements with respect to the financial condition, results of operations and business of TD Banknorth. Words such as "expect", "feel", "believe", "will", "may", "anticipate", "plan", "estimate", "intend", "should" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited, to, changes in general economic conditions, interest rates, deposit flows, loan demand, competition, legislation or regulation and accounting principles, policies or guidelines, as well as other economic, competitive, governmental, regulatory and accounting and technological factors affecting TD Banknorth's operations. In addition, acquisitions may result in large one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties. Investors are encouraged to access TD Banknorth's periodic reports filed with the Securities and Exchange Commission for financial and business information regarding TD Banknorth, including information which could affect TD Banknorth's forward-looking statements. TD Banknorth does not undertake any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

SAFE HARBOR

This transcript contains forward-looking statements regarding TD Banknorth's acquisition of Hudson United Bancorp and the effect on TDBFG's earnings, capital and percentage ownership of TD Banknorth. Words such as "expect", "feel", "believe", "will", "may", "anticipate", "plan", "estimate", "intend", "should" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) estimated cost savings from the acquisition cannot be fully realized within the expected time frame; (2) revenues following the acquisition are lower than expected; (3) competitive pressure among depository institutions increases significantly; (4) costs or difficulties related to the integration of the businesses of TD Banknorth and Hudson United Bancorp are greater than expected; (5) changes in the interest rate environment reduce interest margins; (6) general economic conditions, either nationally or in the markets in which TD Banknorth will be doing business, are less favorable than expected; (7) legislation or changes in regulatory requirements adversely affect the businesses in which TD Banknorth would be engaged; or (8) factors which would result in a condition to the transaction not being met. None of TDBFG, TD Banknorth or Hudson United Bancorp undertakes any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

CORPORATE PARTICIPANTS

Bill Ryan Chairman, President and CEO, TD Banknorth Inc.
Wendy Suehrstedt EVP and Chief Retail Banking Officer, TD Banknorth Inc.
Peter Verrill EVP and COO, TD Banknorth Inc.
Steve Boyle EVP and CFO, TD Banknorth Inc.
John Fridlington EVP and Chief Lending Officer, TD Banknorth Inc.
Ed Schreiber EVP and Chief Risk Officer, TD Banknorth Inc.

PRESENTATION

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

Well, good morning. Thank you all for coming today. It's a beautiful day in Toronto and we flew over this morning, and it was a beautiful day in Maine, too, so it's a nice trend. I'm Bill Ryan. I'm Chairman, President and CEO of Toronto-Dominion Banknorth, and I've met many of you before in the last couple of months, and here we are again, not talking about what we may be doing, but telling you exactly what we're going to be doing in the near future and how it comes together for us.

I brought several of my senior staff with me, because I thought it was important for you to get to meet them, and they'll all have presentations to make this morning. Peter Verrill is to my left, our Chief Operating Officer, and the number two person at the company. Next to Peter is Steve Boyle, our Chief Financial Officer. Next to Steve is Wendy Suehrstedt, who is the top retail person in our company. Next to Wendy is John Fridlington, who is the top commercial lending person in the company, and next to John is Ed Schreiber, who is our risk management head of our company. Interesting, as I look, we have John and Ed sitting together all the time, and that's probably good, I think, in our company that they always spend a lot of time together from that standpoint.

I've got a presentation to share with you, and as do the other people. We hope in the interest of doing this in a coordinated way that you keep your questions to the end and we'll be here to answer all and every question that you have and we'll be able to move forward on that basis.

So let me get started if I can. These are the lawyer's language statements that we have some forward statements that we're going presenting to you. Don't hold it against us if a year from now we don't do as well as we thought we would, or do better than we thought we would, so the standard language that we have to put in today.

Here's what we'll do today. Peter and I will talk about the overview of TD Banknorth. We'll have Steve Boyle, our Chief Financial Officer, and Wendy Suehrstedt, who heads up retail, tell you about Hudson United Bank, our recent acquisition that was announced in the last two weeks. By the way, Wendy Suehrstedt, who heads up retail, will be going down there as the CEO of Hudson United Bank when we complete the transaction.

Commercial lending and risk management, again, John Fridlington and Ed Schreiber are here to tell you how we do business and whether that business is working well today and where we think it probably will go in the future.

TD Banknorth, we're still there in Portland, Maine. That's our headquarters and I don't see that changing in the near future. We like being in Portland, Maine. We right now are approximately 55% owned by Toronto-Dominion. That may confuse you and you may say, well, a few months ago they were buying 51% and we haven't seen them buy any shares lately. What we did, if you remember, in March, we bought our own shares back to the tune of about 15 million shares. And, obviously, in retiring those shares, the Toronto-Dominion stake goes from 51 to 55%.

When we complete the transaction with HUBCO, that ownership interest will drop down to about 53.5%, and we'll talk a little bit more about that at a later date. We have about 7,800 employees scattered throughout New England, with the bulk of them residing in Maine, where we have our operations and systems and technology areas headquartered. We're about $32 billion in size. That occurred with the completion of an acquisition we made early in this year, Boston Federal Savings Bank, about $1.5 billion, headquartered in the greater Boston area. That got us to 32 billion.

The HUBCO transaction, it's about 8.8 billion. We'll do some deleveraging of their balance sheet, so we'll come in after we complete that transaction early next year at about $40 billion in size. That'll take us from the realm of 30th largest commercial bank in the United States to about the 21st largest commercial bank in the United States.

The company, straightforward, 1.3 million households throughout New England and upstate New York. It's grown aggressively throughout the last few years. A classic bank, where we have a diversified loan and deposit base. We're very aggressive in trying to bring new customers in the bank, either on the deposit or loans side, and we've had some success over the last few years. We'll show you some of those slides in the next few minutes.

It's a community banking model. What's community banking to Banknorth? What does that mean to you? To us, it's a very straightforward definition. Give extraordinary customer service and have your people make the decisions as locally as possible. I don't think it would be appropriate for me to be making all of the decisions for the company in Portland, Maine. We have regional presidents representing each state in New England that we're in, and those presidents make the decisions as much as possible. Yes, we have many checks and balances on them, and my job is to pat them on the back at the end of the month when they do a good job, and kick them in the butt at the end of the month when they don't do a good job.

So I'm there to strategically lead the company, but I have people at a very local level run it. It's a bit of a different strategy from some of our competing banks, and we feel that this is a strategy we want to continue, because it allows us to quickly make decisions, correct mistakes when they're made, quickly, move forward, and I view us — the analogy I use is some of our bigger competitors are like ocean liners. They're very big. It's hard to turn them, it takes a long time, but when you do, and they do turn, you don't want to be in their way.

We're kind of like the speedboat. We can turn very quickly, make the decisions quickly, move forward and we're a year or two ahead sometimes with some of our competitors with moving in or out of the kinds of businesses that will make us successful.

We're poised for growth. We always were a growth-conscious company. Being part of Toronto-Dominion has allowed us to do the HUBCO transaction, Hudson United Bancorp. We could not have done that without the financial support of Toronto-Dominion Bank, so yes, I think we are really poised for growth in the future, having a parent who does want to come to America, and having an American company that would like to grow substantially from its size today.

Our vision is to be the premier community financial services company in the Northeast. Some of you sit there saying that's probably every CEO of every bank's vision, but our vision is a little bit different. Twelve years ago, we started off saying to the American analysts that would talk to us every quarter that our vision was to be the premier bank in northern New England, so we not only had a vision, but we completed that vision by 1996.

We then in '96 said we wanted to be the premier community bank in New England, not just northern New England. We completed that in the year 2002. So we're not throwing out visions that we can't show you how we've succeeded. Now we're throwing out our third bar, raising of the bar, saying we'd like to be the premier community financial service company in the Northeast. What's the Northeast? Philadelphia up.

Isn't it a surprise that HUBCO has a major franchise in Philadelphia? So this is our third strategic goal, and we've been very successful in the last two, and I'm optimistic we can complete the third, given the next couple of years. What do we have today? A solid New England-New York franchise, 400 branches, 500 ATMs.

Wealth management is what we used to call the trust department of companies. Thirty offices. Banknorth Investments are our mutual funds and annuity business, 71 offices, and we're the largest insurance agency in New England, with 27 offices. If you were starting a bank in New England, this is a pretty good geography. If you were starting a bank and could have this geography, you'd probably be pleased, and we're pleased with what we've been able to put together.

Sometimes, if you don't know the geography, people say to me, well, you don't have a great presence in northern Maine. There's nothing in northern Maine. So we have a great presence in all of where there are people in Maine, and if you want to enjoy fishing or hunting, northern Maine is the place to go, but there's not a lot there.

So, in our eyes, we think we've done a pretty good job in New England. If you look closely, between Cape Cod on the red there towards the bottom in Boston, there's a void in there. If you look closely, in Connecticut, just above New York, that's Fairfield County, there's a void there. So our plan in the last year or so was to fill those voids through continued acquisitions or de novo branching.

So that will be our job in the next few years, to hopefully be here and announcing to you in the next couple of years that we've acquired a bank in Massachusetts, acquired a bank in Connecticut and continued to grow the franchise. I've always said, but I'll say it again, people say, well, we're surprised, Bill, that you've talked about going to New York. Well, let me ask you, looking at this map, where would you go? The Atlantic Ocean? Canada, west or north? We've got to go south. South is where we have to go. It's very logical to go into a continuous way into the metropolitan New York area. So we're not doing anything that is a surprise to people who have followed us before and have heard us talk over the last several years.

HUBCO is a great acquisition for us. Peter Verrill and I, if we had too much wine in an evening, would tell you that it's probably going to be the best acquisition we've ever done, given a few years, as long as we execute and perform to the standards we're used to performing at. The map on the right is Connecticut, and I just showed you a map where we had nothing in Fairfield County and how I was going to have to take the next few years in fulfilling Fairfield County.

HUBCO gives us 42 branches in the Hartford, Fairfield, New Haven County area. We now have completed Fairfield County, overnight. Where my competitors have announced they're going to be building branches in Fairfield County over the next few years, we're there. We're there in spades, and it's a great completion of our Connecticut franchise. We move from eighth to sixth in Connecticut in size, and there's no doubt we'll be moving up in the near future from that size.

If you then look to the left, and you look at the blue triangles, that's the complete Hudson United franchise, coming through Connecticut, as I've just shared with you, in Fairfield County, down into Westchester County, Rockland and Duchess Counties, outside of New York City, coming down through New Jersey, the state of New Jersey, and then being in the Philadelphia, greater Philadelphia area.

It's an absolutely grant franchise. I kid with my senior staff and I'm not so sure I'm kidding. I've had this map under my pillow at night for a long time. This is a great contiguous expansion of a bank franchise for us. We couldn't have done it any better from a geographic standpoint.

Now, it's more than geography, and we know that and we'll get into that, but from a geographic standpoint, those of you who had seen this map probably would have said, I think maybe there's something going to happen here in the near future. So we're very happy with it. Hudson United has $6.2 billion in deposits, 204 branches, so deposit-wise we'll be up to 26 billion, almost 600 branches, 750 ATMs and we're really looking forward to completing this transaction.

Let's get back, though, because you'll hear more about Hudson United from Steve Boyle and Wendy Suehrstedt, but let's get back to that community bank model and just reaffirm with you that nothing's going to change, even with the acquisition of HUBCO bank. Our community bank model will continue to have bank presidents in each state be responsible for all the major decisions of the company. We will have a president in New Jersey and we will have a president in Pennsylvania at a later date, after we complete the HUBCO transaction.

It's local decision making and local authority that have made us successful. All of the banks are very much the same in all that they do. Our niche that we've tried to follow over the years, that we really instituted in 1993, is that niche of doing things as locally as possible. I think you'll be amazed at the success banks can have when people think they're talking to somebody who can make a decision and not being shunned off to somebody else and wind up in a big operations center hundreds or thousands away from where they do their banking. They don't like that in America. They like to deal locally and with local people.

It's not easy — it's easy to say we do this. I have to tell you, it's very hard. You may have heard the stories. I put 55,000 miles a year on my company car, going around visiting these locations. I think I'm going to put Venetian blinds in the car soon, because I feel like I live in the car, so it's a lot of work. And the people at this table could match my stories with the number of miles they have to put on. There has to be a check and balance in place so that you make sure that you have people out there that are not rogue bankers doing the wrong things.

We have the checks and balances in place. It's hard work, but it's worth it. If we weren't working at this, I think we would not have the success we have. It would be hard to compete with Bank of America, Citicorp and all those terrific big banks who have a centralized approach to running their companies, and they do it well. If we just went into that flow, nobody would know who we are. So that niche is there, and our job is to defend it every day.

It allows us to react and make decisions quickly. I don't know what the percentage is, but you know how life is. We don't make every decision well. We make a lot of mistakes, but the key to us is, by being local, we can correct those mistakes quickly and move forward. Classic example. We had our marketing department wanted to do a media buy on a radio station in Gloucester, Massachusetts, recently, and the media buy was with a particular station.

Our President in Mass called up and said, Bill, I'm told we're going to do a media buy for this station. Nobody listens to this station, and we don't want to be on that station. Really, it's not our station. The station we want to be on is this other station. I called up the marketing department, and the marketing department said, well, we can get a good price on this one. Well, you get what you pay for. I think I know why we were going to get a good price.

We quickly did not do that with that station and did the media buy with the station that our local president said everybody listens to. There are hundreds of those things that go one every month, and none of them will hit a homerun. None of them are so extraordinary that anybody notices, but day in and day out, it's those little decisions that at the end of the month, the end of the year, make the company a little bit better — not a lot better — a little bit better than our competitors in that case.

Now, probably a bigger competitor doesn't have local people that took that media buy from that local station, and good with them, I'm happy they did that, probably.

Service. I have a missionary zeal for service. If we don't give good service, I think we're fooling ourselves and bringing new customers in the front door is not any good if all the customers going out the back door are just running out of your company. The average turnover in accounts in America averages between 18 and 21% a year. Our turnover in the last several months has been, Wendy?

Wendy Suehrstedt — Toronto Dominion Banknorth — EVP and Chief Retail Banking Officer

In the low 20s. Twenty-two, 23%.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

Account turnover.

Wendy Suehrstedt — Toronto Dominion Banknorth — EVP and Chief Retail Banking Officer

Oh, account turnover. Sorry.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

Wendy almost got fired.

Wendy Suehrstedt — Toronto Dominion Banknorth — EVP and Chief Retail Banking Officer

Account turnover is in the 15% range.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

In the 15% range. So we're substantially below the peer banks that we follow, and that's important. We watch that. You can bring them in the front door, but if they're going out the back door just as quick, it's a real turnover of numbers that you can't afford to have. If you don't know what road you're going down, any road will take you there. You have to know what your market is.

Our market is middle to small business commercial lending and the consumer customers, retail customers, that live in the communities we're in. We're not going after the Fortune 500 commercial customers. We'd be silly to compete with those terrific banks in America that do that so well. That niche of that middle market customers, people in the $10 million of loans and smaller is terrific. Our average loan size is about $800,000.

Unidentified Speaker

Eighty-hundred and sixty.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

So we really go after that niche in a big way, and we do it because the bigger banks don't want those customers. They want the bigger loans, and that's the way they view the world. The smaller banks we compete with would like those loans, but because of their size, they're not able to hire the people with the experience and background who do it well, like we're able to hire. And we're also able to invest in systems and operations and cash management services that are pretty good.

I characterize this by we have to be too big to be small, offer the products and services that are sophisticated and competitive — too big to be small, but too small to be big — still offer the services, very local, with a handshake, with a nod, with people knowing who they're talking to. That's the niche we go after, and so far so good.

Deposit gathering is something we go after in a big way, and you'll hear more about that in a minute.

Cross sell? We want to cross-sell four of our products to our customers. We're not there yet, but we're getting close, and if you have 1.3 million households, why only go after new households when you should be taking those existing households and cross-selling them the additional services that you want your customers to have? That's community banking.

I have a number of people reporting to me. Peter Verrill, as you will meet and hear. Carol Mitchell is our Chief Administrative Officer, came out of Maine Savings Bank and Bank of Boston, has been with us now for probably 14 years. Peter Verrill has been with the bank longer than me. I've been here 16 years. Peter has a 20-plus year career at the company. Carol has been with us about 14 years.

David Ott was the former President of Fleet Bank in Maine. He's our Chief Banking Officer, not here today, and he's been with us about five years. Mickey (ph) Greene is the former CEO of Blue Cross Blue Shield of Maine, a big insurance company. He heads up insurance and wealth management. He's been with us about five years.

Wendy Suehrstedt heads up retail banking, which includes direct banking and electronic banking — direct banking being telephone banking and all the other elements of that. Wendy has been with us about 14 years. And John Fridlington heads up commercial lending, and John's been with us about 15 years.

Twenty-six years, 24 years, Peter, Carol's 14, David Ott and Mickey (ph) are fairly new, good, experienced people. Wendy's been with me 15 years, John Fridlington 14 or 15 years. I've got a management team that's been here for a while. There's not a turnover in TD Banknorth's management team. I've got every experienced people. They've been working with us for quite a while. This should tell you something about the culture of the company when we keep our people.

If I took that management chart down to the top 30 people, probably 25 or 26 of them have been here for at least 10 years or more, and we have not had a senior person leave us in the last several years to go to a competitor. I think that's quite a story in itself to have that kind of a management team. It makes it easier for us to work together then, because we've been working together for many, many years.

And the performance is important. I can tell you that, well, we're growing so quickly, we can't have the profitability just yet. We don't do that. We know we have to be profitable each and every year, and we've had 10 consecutive years of operating EPS growth. We haven't had any burps, we haven't done a conversion wrong. Things have consistently moved forward, some years better than others, but every year better than the year before.

Strong profitability, 29% cash ROE, 51% efficiency ratio. It's that frugal New England point of view. We watch our expenses, we watch our moneys very, very closely, and that's I think been a benefit to us. Consistent — you'll see it in a second, strong core loan and deposit growth. We'll show you those numbers shortly, and a low-risk fee and income growth. We don't take big risks, we don't invest in things we don't know. It's really our core customer service fees. It's insurance fees on placing insurance. We don't have underwriting risk. It's our trust business. It's all those businesses that aren't very risky and may not give you the highest yields some years, but year in and year out, it grows, it grows nicely and it allows all of us to sleep at night.

One of the things that I've always characterized our company with all of you has been, you can invest in whoever you want, that's fine, but if you do invest in our company, you'll probably sleep at night knowing you're not going to see an announcement that's going to throw you off. We don't have those announcements, we don't make them. They're very straightforward and we try to do it on a basis of not creating risk. That's been the company's history over the years, and it's worked fairly well for us.

Asset quality, we rank ninth or 10th of the top 50 banks in America, and that's worked out very well for us. My job in joining the bank 16 years ago was to help turn the bank around, and the bank 16 years ago was in a period of freefall because of asset quality issues, so the team that we put together has been through this once and does not want to go through it again. So I think we'll always have fairly strong asset quality numbers compared to our peers.

You know what differentiates TD Banknorth from other people? I guess I've explained it already, a strong management team with a proven track record. I've got the same people here. We don't change management teams easily or quickly. The people have worked with us for many years. They've been through a hellacious time many years ago, and so they have been through a tough time, they know how to handle themselves.

We do what we say we're going to do. I think if you talk to your peers, we don't over-commit. What we tend to say we'll do, we seem to do all the time, so we're not here trying to give you a pie in the sky story. We know we're going to be back here next year, so we're always trying to be exactly succinct with you on our approach in what we're going to do, and it's usually worked out fairly well.

Being part of Toronto-Dominion really positions us so well to the future. Being able to do the Hudson United transaction really is going to put a real dent in some of our competitors who also would like to grow. We have competitors like us that would love to grow, but they don't have the capital or they don't have the stock price that allows them to move forward, and now they're watching us grow our company, get strategically in areas that they'd like to be in. So we really, in making the move to Toronto-Dominion Bank, I think have really created a great environment for us in terms of growth potential over the next few years.

Access to capital. Toronto-Dominion has been very public about wanting to use some of their excess capital to help us in doing transactions. Hudson United is a classic example. Their CEO wanted cash and stock. He didn't just want stock, he didn't just want cash. I, as Banknorth, the old Banknorth, would not have had the cash to give him for this transaction. He would not have taken all of our stock as part of the transaction, so being part of TD allowed this transaction to occur. Without TD's support, I wouldn't be here talking to you today about HUBCO.

So it's been a good fit for us as we go forth. March 1st, we sold 51% to Toronto-Dominion, and I thought it was a great transaction. It turned out to be a transaction we had to communicate a little bit better with everybody. It's a little bit better buying 51% of the company and not the whole company, so certainly I felt compelled at getting out and telling the story. I can tell you now that all of our major shareholders voted for it and we did not have any issues. But I think initially it took a little bit of time to get everybody comfortable with it. I think more in America than it did here in Canada. I think you were better at understanding the strategic need for this.

I think in America they probably viewed it as another Canadian coming down and how were they going to runt his company. So I think it became more of an issue in America for a short time. We got over that very quickly, and I think all of the elements I've heard before that were in the eyes of some of the American analysts the issues, well, you know, Bill, now you have the capital from TD, so you're going to be a drunken sailor and use it inappropriately.

Hudson United is a very disciplined transaction. It's not a $20 billion asset bank. It's an $8.8 billion company. We didn't go out and go to Dan and go crazy. We went after a company that we thought had great geography, was a great fit. And it isn't the largest company in that area, it's the best fit for us. So we weren't looking at just using somebody else's money inappropriately. I think this shows a lot of discipline. And I think you'll see that as w continue to do, hopefully, transactions very the next few years, that discipline to do it the right way.

Again, we talked about our buybacks, taking the percentage put to 55, the growth in New England we've talked about, and, again, Hudson United Bancorp is the classic example of this. So I think, again, what we've done is, we've said to the market, this is a great strategic fit, we're going to try to use the additional capital in our stock to move forward and grow the company, and that's exactly what this transaction talk about.

So I hope that gives you a little bit of a background for our sense of this. Let me though as Peter Verrill to get more into the specifics of some of the things I've covered here and give you really some meat on the bone, and then we'll get in with Steve and Wendy telling you the specifics of HUBCO. And then coming back and showing you how we run the rest of our company — that's very important — with John Fridlington and Ed Schreiber.

So, Peter, would you come up please and continue it?

Peter Verrill — Toronto Dominion Banknorth — EVP and COO

Thank you, Bill, good morning to everyone. I usually start off my presentation with a little joke or something, but I'm kind of in a slump now, so I think I'll skip over that bit from SP (ph) performance.

Before I get into the presentation, though, I thought it would be helpful just to take a second to talk a little bit about the relationship that TD Banknorth has with TD, because I think it's a relationship that right from the start, when we first started talking with the people from TD, has worked exactly as we had hoped and exactly as they had explained. It's a relationship where they're there to help us at any point in time that we need the help, but they're not there telling us how to run our bank or how to run our company or how to do acquisitions or anything like that. So it's a relationship that I think really provides the support and infrastructure that we need to be able to grow to the next level or use the management talent that we have at TD Banknorth to be able to accomplish that.

I'd like to talk a little bit about some of the performance measurements at a very high level. Some of you may have listened into our second quarter conference call just a little while ago, so you may have some more specific detail from that, but I'm going to take you through at a very high level, talk a little bit about loans and deposits. You can see on the graph here, on the left hand side, on the green one, that our loans have been growing at about a 13.6% compounded annual growth rate over the last five years. This does include acquisitions. Acquisitions is a very important part of our growth strategy.

If you were to take out the acquisition component of that, the growth would be more in line with a 10% growth factor. It's kind of difficult to give you a specific number there, because those numbers get buried after a while as you continue to do more and more acquisitions. We've done 25 acquisitions over the last several years. And on the right-hand side, the deposit graph, you can see that has performed quite well, growing at around a 10.4% compounded annual growth rate.

I would mention that over the last five years, deposits have really grown a lot faster than historically you would see in the United States. We anticipate that deposit growth will probably grow somewhat by a couple percentage points in 2005 and 2006, and we're in kind of a cyclical part of a cycle where we're going to see that slow down.

The other thing that I point out on this graph that's interesting too is you can see the yield on the loans and the yields on the interest-bearing deposits, and if you did a little quick math, you can see that the spread between those two has narrowed over the last couple of years. And that's a result of the flattening yield curve and has resulted in some of our compressed margin that we often talk about at our earnings conference calls.

But still, not a lot of pressure. The spread really is around 4.5% in the first three years of this graph, and now is down to about 4.25%, so not a lot of pressure, but obviously some pressure. The loans portfolio at TD Banknorth is primarily commercial and consumer loans. If you looked at our company maybe 10 years ago when we began to diversify, both geographically as well as into more of a commercial bank mode, our residential real estate loans comprised more than 50% of our loan base.

Today, they comprise around 17% of our loan base. Residential loans in the United States are quite different than residential loans in Canada. We cannot have any prepayment penalties on our residential loans. Our residential loans typically are written for 30 years. So there's a lot of interest rate risk associated with residential lending, and so we made a strategic decision about 10 years ago to begin to downsize our exposure to residential loans.

So, today, our balance sheet is comprised mostly of commercial and consumer loans. On this particular graph, you can also see the diversification that we did geographically. Back in the early '90s, when we started our acquisition mode, all of our assets were in one state, the state of Maine. Today, we're in six different states, and with Hudson United, we'll be in three additional states as well — two additional states, I guess. Two additional states.

And you can see where the growth is now coming from. Northern New England, which is comprised of Maine, New Hampshire and Vermont, is really, on a relative basis, much slower growth than southern New England. And you can see that the growth in the last few years has been in Massachusetts and Connecticut. If you take those two together, Massachusetts and Connecticut, they represent about 56% of our total commercial loan portfolio today, whereas about five years ago, they probably represented about 15%. So you can see where the growth is coming geographically, and that trend will continue as we move into New Jersey and Pennsylvania, northern New England will become even less significant.

But we still dominate northern New England. It's still a good market for us. We're able actually to get better margins in that area, so it's not a market we're going to get out of.

In terms of loans by type, as I've mentioned, residential loans has been an area where we have deemphasized over the last several years. This shows the 2003 and 2004. The blue graph is the more recent 2004 figure. You can see that commercial mortgages at 34%, consumer loans at 29% and commercial C&I loans at 21% are pretty even. In fact, when we did the Hudson United deal, they have more C&I loans than they do commercial real estate, so that will make it even more balanced than you see here.

They don't really do any residential lending, so that will continue to decline, and although we do residential loans, we generally sell most of those loans in the secondary market. So those numbers will continue to fall over the next several years.

Jumping to the liability side of the balance sheet for a moment, deposits, again, this is reflective of a typical commercial bank like deposit mix. Now money market accounts represent about 41% of our base today. That has grown a little bit over the last couple of years. Our non-interest-bearing deposits, your checking accounts, which are the accounts that we're really after, at 21%, is up about three percentage points from two years ago. CDs, on the very right-hand side, is an area that we have been deemphasizing, and that may be a little bit different than you might expect in Canada, but in the U.S., the CD market really is the hot money market.

That's where banks who really need funds to fund their loan growth will pay very high rates to bring that money in. And we have chosen over the last several years not to compete at a high interest rate level. And therefore we have consciously allowed our CD base to go from about 33% just two years ago to 25% at the end of last year. And I think you'll probably see that trend continue.

Fee income. Bill mentioned our efficiency ratio, which is on the right-hand side as well, but the fee income has been an area that we have also tried to focus on, trying to diversify the sources of fee income, while not trying to concentrate or have all our eggs in one basket. We have grown our fee income, as you see here, by 12.7% compounded annual growth rate over the last five years. In a moment, I'll show you some of the components of that. That now represents just under 30% of our total revenue.

Our short-term goal is to get that to 30%. And that has helped tremendously in improving our cash efficiency ratio, which is on the right-hand side of this graph. You can see now that it's down to just over 50%. We anticipate with the completion of the Hudson United deal that that will go under 50%, to 49%-plus. And that trend, actually, if we had brought this graph another five years previous, you would have seen the efficiency ratios up in the high '60s. And the reason we've been able to improve that is, one, as I mentioned, is the growth in non-interest income and the other, more significant, reason is our ability to successfully integrate the many acquisitions that we've done over the years.

We typically look to get 25 to 30% cost saves in the acquisitions we do. We've averaged 28%. So that's been a major factor in us being able to improve our efficiency ratio, and that's with a fairly small average branch size of about $50 million. If you look at some of the companies that have low efficiency ratios, they're typically in major metropolitan areas where they can average 100 to $200 million per branch size.

I talked a little bit about the diversification of non-interest income, and as you can see here, there's a lot of components to it, with the largest one being deposit services, which is the light blue 31% that shows up in the Northeast quadrant of this graph. As we looked at this graph about seven or eight years ago, the largest component of fee income would have been mortgage banking, residential mortgage banking.

Today, that's less than 3%. I think it's actually 2%, which is — you can see the 2% at the top of your graph. That's the mortgage banking. And we made a strategic decision, as I mentioned, to not only deemphasize residential lending, but to get out of the servicing business. The servicing business, when they changed the accounting rules for that, prompted a lot of volatility in the earnings, and also a lot of risk associated with interest rates going up or down and the value of that servicing portfolio.

So about five years ago, we got out of the servicing business, and I think that's probably been one of the better decisions that we've made. There are many companies in the United States that struggled earnings wise because of the valuation of the servicing rates portfolio.

What this has all hopefully resulted in is some solid cash earnings, cash operating earnings. You can see here it's been growing at about 11.4% compounded annual rate over the last five years. One of the things that we do struggle with that I think Dan and his team have done a great job here in Canada, and we haven't been quite as successful in the United States, is to get the people to focus in on cash operating earnings as opposed to GAAP operating earnings.

And many of you may be familiar, when TD acquired the 51% of our company in March, the SEC, in its — I was going to say wisdom, but I won't — decided that we needed to use fair value accounting. That changed our balance sheet tremendously. It added a significant amount of goodwill to the balance sheet, a significant amount of capital, intangible capital, obviously. And the comparison, because we have to amortize a lot of the identifiable intangibles, the comparison of our earnings this year to last year is almost impossible.

So what we try to do is to get people to focus on the cash operating earnings, which is a lot easier to compare year over year. Likewise, on the earnings per share route, the green bars are our cash operating earnings bars. You can see each year that they do go up. The blue represents GAAP earnings. You can see that there's a lot of volatility as a result of intangibles being amortized and one-time costs associated with acquisitions and consolidation costs.

Bill briefly mentioned asset quality, and I think that's been one of our strengths. All of us went through and survived the late '80s and early '90s, when asset quality issues closed many banks in the United States. And in particular, John Fridlington and Ed Schreiber, who head up and are responsible for our asset quality certainly remember those days. So Bill says, you can make a lot of mistakes, but don't ever make an asset quality mistake, or you're not going to be around very long. So we do focus in on this every single day.

The graph on the left is the ratio of nonperforming assets to total assets. You can see that even over the last few years, they still come down. The 37, 39 basis points of four or five years ago were still very good numbers. Today, at 28 basis points, they're extremely strong. If we could just maintain that level, we'd be extremely happy.

Our net charge offs, which is on the right-hand side of the page, you can see also has been very strong, 21 basis points of net charge offs in 2004, extremely, extremely strong asset quality, and I think we rank, as Bill mentioned, certainly in the top 10, perhaps eighth or ninth in terms of asset quality compared to the top 50 banks in the United States.

I would just like to take one moment — this is the final slide that it have — to talk about acquisitions, because it is such an important part of our company and our growth. We believe that acquisitions are a core competency of the company. We use a very disciplined and methodical approach to doing acquisitions. We believe we're conservative. Bill and I have had a number of opportunities where we've gone into companies, gone in to do due diligence and Steve and Wendy and John and Ed have come back and said we don't want to do this. So we're the first ones to say, thanks, and we're not going to do it. We've backed away a number of times from companies that we just thought it had a little bit too much risk. They perhaps didn't have as strong management talent as we thought they might have going in, so we back away from more acquisitions than we do.

All of our acquisitions so far have met or exceeded our financial targets, and generally, we say an acquisition has to be accretive to our earnings per share within the first full year after acquisition, and so far all 25 acquisitions have met those targets. As I mentioned before, we have completed 25 acquisitions since 1987. Most of those, however, in the last five or six years. In fact, 10 acquisitions have been competed since the year 2000, and those have been done in the higher growth markets of Massachusetts and Connecticut.

As well as banks, though, we have also done a number of insurance acquisitions. We acquired our first insurance agency, and none of these insurance companies that we acquire underwrite. They're all agencies, commission-brokered agencies. We acquired our first one in 1997, and as Bill mentioned, today we have the largest insurance agency business in New England.

The insurance agency business is a very fractured and fragmented business, a lot of mom and pop type of agencies. So it's difficult to accumulate a lot of mass quickly. You have to sort of do it piecemeal, and our strategy has been to try to follow our banking footprint and buy insurance agencies in our banking footprint as we expand that.

And the reason, I think, we've been successful — and you're only as successful as you next acquisition. So we can talk all about the 25 before and we've done a great job, but that's not important. What's important is the next one, which is going to be Hudson United. But what makes us feel comfortable is that we've got the same team doing this that we had on the first one. Wendy Suehrstedt certainly is a very integral part of that, as well as Steve Boyle. But a person by the name of Joe Hanson, who heads up our bank operations back in the United States, has been heading up our acquisition team since the late '80s when we started our first one.

And so we feel very comfortable that we know what we're doing. We try not to take a lot of risks. The one thing you don't want to do is upset the relationships you have with the customers of the bank you are acquiring, because that's the only thing you are acquiring, are those relationships. So if you screw that up, you're not going to be getting what you thought you paid for.

So we think it's something that we do well. The Hudson United acquisition planning has already begun. We're anticipating a May conversion. That gives us 10 months to prepare for it, which is a lot longer than we typically take. Generally, we try to integrate the companies within 30 days of the legal closing. We're anticipating this is going to close perhaps early first quarter, so you can see we're taking a little bit longer than historically we might have.

The systems that they're on are called Metavante. We have de-converted many banks from Metavante, so we know the systems very well. So we're not anticipating a lot of surprises. There always are surprises, and we have to react quickly to those surprises, but we think we'll be in a position to do a pretty good job. Well, now to talk a little bit more specifically about Hudson United, it is first Steve Boyle, and he'll be followed by Wendy Suehrstedt.

Steve Boyle — Toronto Dominion Banknorth — EVP and CFO

Great. Well, thank you very much, Peter. Wendy and I really excited to be here speaking with you all about Hudson United. Every acquisition, as Peter said, is important, but we knew that the first acquisition that we did as part of TD would be particularly important, and that you all and the analysts in the United States would want to know all about it and what it means for our future acquisition strategy, as well.

The geography here, obviously, is compelling, but we think that it's more than just the geography, and we're going to spend some time today — hopefully, most of you had the opportunity to see our first analyst presentation on this. And what we want to do today is take some time to dig into the financials, the numbers that underlie the model and then have Wendy take you through exactly how we're going to execute this so that we'll make that model come true.

The one thing about the map that I would like to mention that I don't think Bill talked about is in going to metro New York, I think there was a lot of concern. Are you going to be in downtown Manhattan? Are you going to be in the boroughs? Our franchise in New England is primarily a suburban franchise, and so we think that by having our first acquisition be a suburban franchise, that that's much more typical of the markets that we've known. It's going to be much easier for us to hit the ground running and get to know the local areas. So we think that that's a tremendous advantage for us in entering the New York metro market.

Bill talked a lot about, but I'll just mention today, the key to these markets are they're extremely wealthy. Fairfield County, I think, is one of the highest per capita incomes in the United States. They have much better growth prospects than our existing franchise in New England, and obviously they diversify the risk of the whole company. The other key is from a strategic standpoint, we had not completely, but almost, rolled up New England. We had done 25 acquisitions over the last eight years.

There were fewer and fewer prospects to buy. They tended to be smaller size. They tended to be companies that hadn't grown as quickly. And so by completing Hudson United and breaking out of New England, we now have many more strategic options open to us. We can buy larger banks, we can continue to do the small roll-up banks. If prices are too high, we can expand de novo and fill out our franchise. And so we feel like all the options are open to us, and as Bill pointed out, we also have many more financing options than our peer banks do as well, so we feel like strategically we're in a very strong position.

What I'd like to take you through today, really, is just a couple key aspects from a financial perspective of the TD transaction, a little more detail on the composition of their bank, which is quite important. Peter laid out why commercial banks in the United States tend to be more successful than thrifts and why it's helpful for us to buy a commercial bank. A lot has been made in the United States that these are some of the most competitive markets in the United States. The scale is tremendous, there's a lot of good competitors there, so we want to walk you through why we picked this entry point into that market and what our strategy is going to be to grow there.

Obviously, achieving the cost saves that we have in our model is going to be critical to making the acquisition accretive. We want to get you comfortable with those numbers and how we look at acquisitions. Hudson United is a franchise that has been challenged on the growth side, particularly on retail, and so we took a very hard look at how are we going to turn that around, and Wendy's going to spend a lot of time showing you what we're going to do, the investments that we're going to make to turn that back into a growth franchise. It's extremely profitable today, but it hasn't grown as fast as it should, and we're going to spend some time walking you through how we're going to get that done.

And then, finally, we think there's a tremendous opportunity for revenue enhancements here. We haven't really modeled a lot of revenue enhancements, but we think that's what's going to provide the gravy on a going forward basis and make this not just a mildly accretive acquisition, but a very significant acquisition for us in the future. So, if you look at our balance sheet and the Hudson United balance sheet, you can see that it's a tremendous opportunity for us.

Peter mentioned that what we like to see is a very heavy emphasis on commercial and consumer loans, and less emphasis on residential. You can't get much less than 2%, so clearly Hudson United has done this. But the key to us really is on the C&I line. We are a good commercial bank, but we tend to have more commercial real estate on our balance sheet, at about 33% of total loans. That's right about near the top of where we want to be. Hudson United has 45% C&I loans, so it actually brings our pro forma mix up to 26% on the C&I side, and down to 31% on the CRE side.

We've also been very impressed with the Hudson United people in the commercial area, and we feel like they have a very similar lending philosophy so ours, so that that ought to be something that we can take over relatively quickly and without a lot of extra work. An interesting thing to look at, too, is the yield on the loan portfolio. As you can see that our yield is only 5.6%. They have many more higher-yielding loans, particularly in the credit card area, that we don't have. And so that will give us a little bit of lift on the yield side.

Likewise, on the deposit side, you can see that the two companies are almost a mirror image of each other in terms of deposit composition. Exactly the same amount of non-interest bearing DDA accounts. That's really what we look for when we buy a company. We want those DDA accounts that are going to anchor the relationship, that are going to provide significant profitability to us and ability to cross-sell other services. Very strong now, savings/money market, 51% for them, 55 for us. And both companies have a modest amount of timed deposits.

As Peter mentioned, in the U.S., there's a lot of competitors out there, and some of the competition on CDs tends to be irrational, people paying over at least our alternate cost of funds, so we don't like to buy banks that are very heavily dependent on CDs. You can also see that both banks have a very low cost of funding, 110 for Hudson United and 92 basis points for us.

This is, I think, a very interesting graph. Particularly in the New York area, but all throughout the United States, there are banks and there are thrifts, and the lines are starting to blur, but you can see the heritage of a lot of banks. We've been successful at buying both banks and buying thrifts and converting them into banks, but obviously it's a lot easier to buy a bank that already has the business mix that you like and then just grow that business mix. And so you can see that at 21% DDA balances, Hudson United is clearly in the bank category, and that a lot of the other thrifts that are potential candidates in the New York market don't have anywhere near the level of demand deposit accounts. So we think we're starting from a really good place, and that the key is to accelerate the growth on a going forward basis.

One of, I think, the most interesting aspects, or thing that we put probably the most thought into, with the Hudson United transaction was how did we want to enter the New York metro market. It's an extremely competitive market. There's a lot of good banks there. The pricing and the positioning of the products is quite competitive, and we could have gone in and we could buy a bank that had a very significant market share in a very small part of the market, or something like Hudson United that had a relatively small market share, over a broad part of the market. And we thought that it was important to go in and get an entry into the larger market, with a smaller market share, where we could introduce a very competitive product set that would turn us into a very fast-growing, well-known competitor in the New York area in a relatively short period of time.

And Hudson United was exactly that. Their branch size is very small relative to their peers. So they have the capacity to drive a lot more volume through their existing branches. They don't have a lot of money market accounts and whatnot that if you price competitively you're going to be pricing up your own deposit base. So we can be aggressive without being concerned about pricing up our base too significantly.

The biggest thing that we were concerned about was are they not growing because they're not in the right places? And Wendy and her team, to her credit, drove around doing due diligence to 95% of these branches. You can go and see the dents on her car, if you're ever in Portland, from her trip to New Jersey. But we went around, and we were comfortable that these facilities were as good or better than a lot of our facilities, and what they really needed was just to make up for the deferred maintenance that had happened over the last five or so years. And Wendy's going to talk about that in our reinvestment plan.

We're very confident that we're going to be able to achieve scale in these markets. We'll go through a slide that will show you what we did in Connecticut and Massachusetts. We entered in a very similar way, we bought a small bank, and then we grew, both organically and through acquisitions and the combination of those two have gotten us to the market share that we want to have and I've pretty much gone through the rationale there.

This is just a quick slide that shows you we entered Massachusetts in eighth place in 1999. Now we have a number five market share. That really is a little misleading, because State Street is really kind of a non-bank. So we're really four in Massachusetts. In Connecticut, you can see we entered as the number 37th player. After this deal closes, we'll be the number six player. We think that we can improve on that in the future.

So, we're fairly confident that with the business model that we have, with TD's capital, with our acquisition expertise, with our ability to grow this franchise on a de novo basis, that we'll achieve scale in the New York metro market.

This is an interesting slide. This shows you Hudson United's average branch size versus the market average. You can see that they're dramatically lower in every single market that they're in, and we think that — we'll go through this in the revenue enhancement slide — but we think it's really a matter of focus, getting the right people and the right products in place, and with the right motivation and training, that we ought to be able to turn this around in short order. And you can see that there's tremendous potential there. You can just imagine the fixed costs in that base of having that 205 branches and how profitable those variable investments are going to be.

Cost saves. You all don't have the history with us, but in the United States, we're really known as someone who delivers on the cost saves that we promise. We have a very good efficiency ratio. We have a very good conversion team, and we have a good history of doing a lot of deals and on getting the cost saves that we promised, and we think that the 25% cost saves that are modeled into this acquisition are quite realistic.

These are some peer deals that have been announced recently. You can see that the median is a 27%. The median is a 25%. We're looking at 25% in this deal. If you want to look at it another way, you can look at Banknorth's history. Not surprisingly, our mean is 28%, our median is 25%. We've highlighted three of the bigger deals that we've done. We used to be People's Heritage. We bought Banknorth and changed our name. That was 30%, that was our biggest deal. CFX Corp was 25% and Bank of New Hampshire was 20%. So we have a good track record of getting this.

It's really not rocket science. When you look at how these banks — you go in and do the acquisition, they're all configured in a similar way, they tend to have the similar types of costs. We know what it costs to run a finance department, a treasury department, a deposit operations department. So we can go in and do due diligence and get a pretty good idea of what the cost saves are going to be, and history has borne out that we've achieved those savings over time.

A couple other things that ought to make you comfortable with the cost saves. As Peter mentioned, our efficiency ratio is 50.5. Hudson United is less efficient, at 56%. The pro forma ratio is 49.5%, so essentially the same ratio we have today. We looked at their base, and very similar to ours, very similar to other banks we looked at, about 45% of the non-interest expense is in support or overhead areas. Typically, you would get around 50% cost saves in those areas. So, assuming that we're able to do that in this acquisition, that would only leave about 5% that you'd need to get from branch overlap and from line areas. We think that's very doable.

If you look at the map in Connecticut, there's a couple potential branches for overlap there. So we think that makes a lot of sense. Hudson United has a few fewer employees on a relative basis than a lot of the banks we look at. They tend to outsource more things. Those are easy cost saves to get, and their people tend to be paid higher because the salaries in the New York metro area are so much higher than they are in Maine. So we think that to the extent that consolidation occurs to some of our back office areas in Maine, that those savings ought to be relatively easy to achieve.

Some of the areas, just to give you a flavor for some of the revenue enhancements that we're looking at, if you remember from the model, we don't have any revenue enhancements in year one, and the revenue enhancements in year two, I think they're 9 million after tax, are actually less than the franchise investment plan, so it's actually a net negative. But we think there's tremendous opportunities for revenue enhancements in this franchise. The key, as I mentioned earlier in the retail area, is to add focus. I think this has been a commercial bank that didn't have the same focus on the retail side. Stability, they've had a lot of turnover in their retail ranks and in their retail leadership.

Obviously, the products of the larger bank that Bill alluded to and additional marketing and brand awareness. Obviously, the TD name is going to help us a lot in metro New York with TD Ameritrade blasting out commercials every 15 minutes. It's a tremendous benefit that we think we're going to get from that.

One of the keys I think is free checking. Pretty much — I know it's not that popular in Canada, but pretty much all the banks that are growing in the United States have a basic free checking product. That's where we've gotten most of our growth, 81% of our new checking accounts come in that free checking product. Seventy-nine percent of our base is there, results in tremendous fee income. You can see that our checking and banking fee income is about 88 basis points of deposits, as opposed to 60 basis points for Hudson United. You do the math there, there's tremendous potential.

Home equities is one of the key, most profitable products in the U.S. We've emphasized that and have been very successful in growing that. It's 9% of our loan outstandings. It's only 4% at Hudson United. Obviously, a lot of room for growth there. Indirect auto is something that we do very well. It's about 9% of our balance sheet, of our loans, about 4% for Hudson United.

So you can see the potential there. Obviously, we haven't modeled in all these things, but you essentially just realize small pieces of all these different areas. There's tremendous profit potential there.

On the commercial side, as I said, they have a pretty good commercial base. But we think that by adding some credit support to help their lenders do more, and by adding additional lenders, which John will talk about, that we've been very successful at adding lenders over time and growing organically, that we can make this business even better.

We have a swap program that we use to help our customers that want a long-term fixed-rate loan where we would prefer to do a variable. We'll have them enter into an interest rate swap, and then we lay that swap off. Currently, that's generating 37 basis points of income to us on our loan book. That's something that Hudson United doesn't have. We can add more lenders. We've been successful at doing that. The combination of the two companies, and the strength of TD, will allow us to do larger loans, so that will help us grow the portfolio faster.

The trade finance product set that TD brings has already helped us at Banknorth, and we think it will help Hudson United tremendously. And they have a niche business, called Flatiron, which finances insurance premiums for commercial companies. We think that they'll be able to finance those for our Banknorth insurance group customers, and that will be a nice revenue enhancement.

Other things. They have done less in the non-bank areas, insurance, wealth management, investment planning. That's about 8% of our revenue, it's only about 1% of their revenue base, so over time we should be able to grow that significantly. They also have a very nice niche business in Shopper's Charge. It's a white-label credit card, and we think that to the extent that they need additional capital to grow that business, we'll obviously be able to provide that, or TD will be able to provide that, so that we ought to be able to grow those businesses that are already doing extremely well.

Just a quick update on buybacks. I won't spend a huge amount of time on this, but we've been a very aggressive purchaser of our own shares over time. Like TD, we generate a lot of excess capital. We would love to be doing buybacks, but there are some very specific rules around buybacks in the United States. First, during the period where we're buying Hudson United, there's a regulation called Regulation M that has some strict prohibitions on it. There are certain blackout periods.

Additionally, most of the buybacks in the U.S. have been done on a safe harbor called 10B18, that says if you buy only a reasonable amount of your shares back, that the SEC will deem that you're not moving the market. Those safe harbor provisions have been removed during this period before the acquisition closes, so the bottom line is, it's probably unlikely that we'll be doing any share buybacks until this deal closes. And then I think it's highly likely that we will do buybacks after it closes. We have about an 8.5 million share buyback modeled into the numbers.

In summary, we're very comfortable with the assumptions, the financial assumptions, that we have in this model. We're absolutely confident that this is the right way to enter the New York metro market. We feel much, much better about our strategic options now, having decided to buy Hudson United than we did when we were kind of locked into New England. And we think when Wendy executes this transaction flawlessly, that it's really going to accelerate our organic growth and we'll be looked at not just as a very profitable company that does good acquisitions, but as a company that's a very strong organic growth company.

So, having said that, I'll turn it over to Wendy.

Wendy Suehrstedt — Toronto Dominion Banknorth — EVP and Chief Retail Banking Officer

Thank you. Good morning. No pressure here, apparently, but I would like to spend a few moments talking about the execution with respect to the Hudson conversion and go forward plan.

We really, in looking at this, see seven key factors. We certainly first and foremost need to assure a smooth conversion. We'll be working to build a strong team, to build strong brand and name awareness, to build on that existing, strong core commercial business in place, along with the specialty businesses that have been mentioned, while at the same time enhancing the retail sales culture.

We certainly need to continue underscoring strong customer service, and we need to ensure that we have strong regulatory compliance in place on a go-forward basis. So those are the top seven, and I'll talk about each one a bit further here.

With respect to a successful conversion effort, as you've heard a few times, we do have a long history of, thankfully, very successful conversion efforts, and we do have a very stable team in place. Everyone has been working with conversions for at least the last five years, and Joe Hanson, our head of operations, and myself, have been through a few more. And so we certainly do look to bring that expertise and experience to the table here.

We have done several that are of a greater proportional magnitude from a deposit perspective than Hudson United brings at this point in time. So going back to Bank of New Hampshire back in 1997, they were 35% of our deposit base. CFX was 40%. The original Banknorth franchise, headquartered in Burlington, Vermont, was 44% of our then deposit base, and Hudson United is 33% of the deposit base of TD Banknorth as of the end of December of 2004.

We essentially, with Ed Clark and Bill Ryan's announcement of the proposed deal, have been looking at ensuring that we are ready and able and positioned to do a large conversion successfully. And that review has been around a $20 billion deposit based company, as opposed to Hudson United's $6.2 billion deposit base. So we've been looking for the last several months at reviewing our processes, procedures, our systems, ensuring that they're scalable, ensuring that they're sound, ensuring that we have identified any at-risk practices and have the plans in place to move forward well.

We've done this both internally, with our own resources, as well as working with an outside consulting firm, to ensure that we don't have the rose-colored glasses on, we're not missing something because we're too close to it. And through all of that work, we have identified a few things, certainly, that could be improved. We can tighten up our governance structure, ensure that we have our reporting in great shape, et cetera. We've got a few systems that need upgrading. They are in the process of being upgraded at this point.

So we certainly feel that we've got a seasoned staff, that we've got great experience and a track record. As I believe it was Peter who mentioned, Hudson United has outsourcing their core processing to another company called Metavante. We have done those conversions before. That's helpful, as we look at another one, and we certainly feel that we have adequate time to put the plans in place to do this successfully. So we are very convinced that this will go forward slowly in the May timeframe.

Then look at retaining strong personnel and building a strong team. As I so vividly demonstrated, today, when I hear the words turnover or churn, the context in which they are mentioned go right out the door, and the red lights flash around the statistics here on this side. The benchmark turnover in the industry is about 25% total. TD Banknorth in 2004 was just a little over 20%. Hudson United was nearly 37%.

And on the retail side, whereas TD Banknorth had a 27% overall turnover, with 11.5% in the exempt, i.e., salaried, positions, and 31% in the non-salaried positions, Hudson United was at 45% turnover, nearly 30% in their exempt team and over 50% on the non-exempt side. Clearly, this is an area of challenge.

Why do we think we can change this relatively quickly? Well, the top three reasons given by people leaving Hudson United in 2004 were the following. First off, turnover in their retail leadership. They've had the unfortunate experience of having a new head of retail every year for the last four years. That makes it very difficult to focus and move forward strongly.

They currently have no formal compensation structure in place, so there are not job grades. There are no job ranges. It's not clear to people why they're paid what they are, or what the possibilities are on a go-forward basis. And then, thirdly, people indicated that they felt they did not have a career path at the company, or at least not one that was clearly understood.

TD Banknorth has a compensation structure that will be introduced upon acquisition. We have strong retail career paths, as well as other career paths, certainly outlined within our company. So those things will be in place immediately, and we certainly do not anticipate continued retail leadership changes. So we do believe that we can tackle the three top issues on day one, and that will go a long way to stabilizing the retail employee base and moving the company forward.

Along with retaining strong staff and adding, as necessary, we certainly need to ensure that we have appropriate staffing in place to grow. So one of the things that we did look at was their level of staffing per deposit dollar versus perhaps where we were or where others are in the industry. And it's interesting to note that every FTE on the retail side within Hudson United matches about $5 million in deposits, whereas at TD Banknorth today it's about 6.2 million.

That was important for us to understand, to try to put parameters around the level of investment that we may need on the HR side to go forward strongly. So as we looked at that piece of the picture as well as several others, salary structures versus competitive viewpoints, incentive plans that are in place or not in place, et cetera, we feel that between incentive increases, some base pay adjustments and additional staff, we are looking at the 5 to $8 million of investment needed to fully move forward.

Turning to building strong name and brand awareness, we also have a good track record in this area. You've heard a lot about our growth in Massachusetts and Connecticut. As recently as 1999, I would say, we were certainly an unknown entity in Massachusetts, and as recently as 2002, we had all of six branches in the state of Connecticut. So, between 2002 and 2004, we have increased our name recognition to 76% in the state of Massachusetts and approaching 50% in Connecticut.

And we have done that with, certainly, increased marketing, but not dramatic increases in marketing spend. We feel that we can take many of the lessons learned from that experience and go forward strongly in New Jersey, Pennsylvania, and that southern end of New York. We do think that that nearly 50% name recognition in Connecticut will translate that much more easily throughout Fairfield County, although Fairfield County is its own area. But nevertheless we do have a strong base to move forward from.

We also took a look at other of our peers and competitors and looked at their marketing spend as a basis point against their assets and deposits to gain a feel for what in fact we might think is necessary to spend on a go-forward basis. As you can see, TD Banknorth is at 13.3 basis points of deposits in our marketing spend today, Hudson United at about 11 basis points in 2004, though I will tell you that that has been fairly erratic over the last three years.

So, taking that into consideration, if we chose to spend our typical 13.3 basis points against the Hudson United deposit base as of the end of December, we would be looking at a marketing spend of 8.3 million. If, rather than going with the existing deposit base, we spent against a $50 million branch average base, which is what we essentially have at TD Banknorth, that would jump to 13.5. Incrementally over 2004, that would be anywhere from 1.5 to 6.5 million, or, incrementally over the average over the three years, it would be 3 to $8.3 million in incremental increases.

So that helps us to put a parameter around what we think it will be necessary to invest on the marketing side to become well known in our markets and move the business forward solidly. You've heard discussion about the core commercial business that's in place. Tom Shire (ph), who heads up the commercial business for Hudson United has done a great job building a very stable and talented and experienced team there. They are showing very solid results over the last few years, and we certainly expect that that will continue, and we'll be working hard to ensure that it does.

With respect to our own TD Banknorth track record on the commercial side, we as well have a very consistent double-digit growth, both exclusive of acquisitions, and that certainly ratchets right up with respect to including the acquisitions. We've also been very successful under John Fridlington's leadership in hiring additional experienced commercial talent onto our teams to further take advantage of the opportunities that we've moved into, primarily in the Massachusetts and Connecticut markets, but not exclusively. So we have had the ability to attract 26 experienced lenders onto the team over the last few years, as well as many more to replace folks who have chosen to leave or just further enhanced the strength within the team as we're moving forward.

And, John, I didn't know if you wanted to make any further comments around the commercial business.

John Fridlington — Toronto Dominion Banknorth — EVP and Chief Lending Officer

I'll touch on that in my comments, Wendy.

Wendy Suehrstedt — Toronto Dominion Banknorth — EVP and Chief Retail Banking Officer

Great.

And then, again, Steve touched on the private label credit cards. Tom Nelson is the manager responsible for the successes that Hudson United has had there, double-digit fee income growth, double-digit outstanding balances in 2004 and a business that's doing very, very well.

On the following insurance premiums side, again, Steve mentioned this. They've had double-digit portfolio growth as well. This is under the leadership of Bob Pinkerton. Hudson United actually purchased this company in October of 2003, so they are really integrating, if you will, that business line, and it certainly has outstanding synergy potential with our existing insurance business on a go-forward basis.

If we could move for a moment then to enhancing the retail sales culture. This will take efforts on a number of fronts. First, training. We certainly need to ensure that we've positioned the people in our network to succeed, and we will do that through enhanced training on a go forward basis, but it's also, I think, important to note that if we look at Hudson United's training spend per retail employee versus TD Banknorth's, it's not all that different. Closing that gap would only take $300,000.

Why its results might be a bit different is, as you can imagine, translating the training needs to a company experiencing 45% turnover in their retail force, a lot of training going to getting new people up to speed rather than moving existing people forward in their skill sets. And so we will be working to move those skill sets forward. We certainly will be working to establish consistent sales goals, establishing supporting incentive plans and award and recognition plans that are stable and predictable.

We will be working very hard to strengthen the sales management processes in place and the coaching skills across the network, and then, finally, tracking and monitoring the results, so that people know what is expected, are positioned to achieve the results that are expected and in fact can achieve them and are awarded and recognized for that achievement.

As some of you may be aware, at TD Banknorth, we have an outstanding sales rewards and recognition program, one of many, but perhaps the one that has the most flash, and that is what we call the Red Corvette program. And, every year, there's one person within our company who is recognized as being the best salesperson, and they are given a lease on a red Corvette, or, God forbid, if they didn't want a red Corvette, the car of their choice, to drive for the year. If they can win it twice, then the car is theirs to keep.

It's been amazing that we now have three people in the New England area driving their Corvettes, theirs to keep, and we have another person hard at work to ensure that he doesn't become the first person to have to give it up this year. And Bill and I have already agreed that there will definitely be a red Corvette driving in the metro New York area as of the end of 2006. So we'll actually go to two Corvettes in 2006 and then see where we go from there.

We do have, I believe, a very successful track record in bringing retail teams forward fairly quickly from the time of conversion. I put here the Connecticut results for the periods of the third and fourth quarter 2004 versus 2003. We acquired American Savings Bank. It would have been converted in February of 2003. This is a basically a few months after acquisition, and then a year later. And, as you can see, in the critical areas of core checking accounts and home equity lendings, as well as small business lendings, certainly everything's in double digits. Checking account deposit dollars, as well as small business lending in the 50% plus improvement range in that period of time. We'll be looking to duplicate those results as we move forward.

TD Banknorth has an extremely focused commitment to ensuring strong customer service. We will be ensuring that that is underscored throughout the Hudson United network as well. These are a couple of slides that show some results of our 2005 customer service survey. We survey our own customers, as well as customers who do business with the financial institutions. It doesn't matter what financial institution. And what we're very, very pleased to point out is that our customers ranked their experience in any one of our channels consistently better than did non-customers rank their experience at their financial institution of choice.

And, additionally, in the very important area of problem resolution, our customers ranked us in most cases substantially better than did non-customers, their experience if they had a problem with their institution, whether it was how it was handled, how knowledgeable the staff was, how easy it was, how responsive the staff might have been, how timely the resolution was, how accurate it was, et cetera. So, we certainly always have room for improvement, but we are very, very pleased with the results to date and certainly plan to underscore that going forward.

Finally, with respect to strong regulatory compliance, Ed Schreiber, our risk officer, has 19 years of experience with the OCC, certainly brings a very, very strong background to our compliance efforts. We feel that we, TD Banknorth, is in satisfactory compliance with respect to all of the many, many regulations that we deal with, and we will be working hard with the Hudson United staff that's in place to ensure that they are in compliance as well. They have taken a lot of steps over the last approximately eight to 12 months to bring in a strong team, headed by Erwin Knack (ph), particularly focused on the BSA and anti-money laundering and PATRIOT Act compliance. And we'll be looking through this transitionary period at providing oversight through testing and through other informational reviews to ensure that everyone continues to move strongly in the right direction to have strong compliance in place.

So, with that, then, just looking at those incremental spend increases that we feel are reasonable to expect, you might recall in the business case, we did put forward approximately a $15 million incremental spend each year for the first couple of years, and based on the marketing range, the people investment range and the bricks and mortar improvement, which I guess I didn't talk about. But, as Steve indicated, we have begun the assessment of the bricks and mortar. There is capital that does need to be deployed here, and these ranges are the depreciation impact of that capital, not the full capital dollars that we feel will need to be spent.

But, all in all, we feel somewhere in the 10 to $19 million range is reasonable, and $15 million comes right in the middle of that range, so we think that the business case estimates should in fact certainly prove to be very, very workable.

In summary, then, we feel that Hudson United provides a great opportunity for market expansion. We feel that we can grow and improve that franchise by bringing additional resources and strength to the team. We do view it as a low-risk transaction from a size and conversion basis, and integration basis, and finally, we certainly view it as a very sound investment for our company going forward.

So, with that, we will hold the questions until the end, and I will turn it over to John Fridlington and Ed Schreiber.

John Fridlington — Toronto Dominion Banknorth — EVP and Chief Lending Officer

Good morning. Ed and I will be doing a joint presentation on commercial lending and consumer lending and risk management. And the reason for that is, at our company, we view these two functions as really a very collaborative effort. We have consistently achieved very solid portfolio growth in our both commercial and consumer areas, while delivering sound asset quality. And the reason that we've been able to do that on a consistent basis is the collaborative approach and teamwork that the lending size has with risk management.

By way of background, a couple things that are key to us from the standpoint as to how we manage our commercial lending function, in particular, at the bank, is one of the keys is we have very little turnover at our lending staff. All of our senior lenders have been with our company for at least seven to eight years, and most of them have been either with our company or our predecessor company for in excess of 15 years.

They have all had extensive commercial lending experience. Many of them have been commercial lenders and senior commercial lenders in excess of 25 years. So they have been managing loan portfolios through many business cycles. They have, in many cases, scars from that experience. They've learned from that experience, and that's helped us as we have continued to grow this company to make sure that we have very solid people out in the field.

One of the reasons that this is extremely important to us is that we have a decentralized approach to lending. Bill alluded to it earlier. Local decision making is key. So, in our company, the lenders in all the various states in which we do business are empowered to make the bulk of their lending decisions. As the credit size gets higher, as we'll review shortly, there is obviously internal reviews. There are extra hurdles and benchmarks that need to be gone through to get approval, but for the bread and butter type of relationships that we have in our marketplaces, it's a local decision process that gets made.

We've consistently delivered loan portfolio growth, as you've seen in previous numbers, in excess of 10% on the commercial side, and right around 10% on the consumer lending side. The consumer lending portfolio of roughly $6 billion, the biggest piece is 3.4 billion of home equity lending, another 1.7 billion of indirect consumer lending, primarily automobile paper that we purchase from our relationships with about 800 car dealerships throughout New England, and then a whole smattering of other installment lending categories. But the big two are home equity and indirect.

To divert for just a second, the HUBCO model is very similar to our model, local decision making, credit committees, little turnover in lending staff, senior management that's been there on the lending side for a significant period of time. So, as we've had our discussions with HUBCO, done our due diligence, there's a very tight match between how they have operated and how we operate as a company.

The average size loan relationship at Banknorth is $850,000 on the commercial side. The number at HUBCO, just for your information, is about 650,000. We have about 18,000 borrowers spread out throughout our New England franchise. The two biggest portfolios, when combined at this point, are Connecticut and Massachusetts. Those have been the most rapidly growing portfolios. That's where our biggest growth potential is from a demographic standpoint. However, all of our more mature franchises, i.e., Maine, New Hampshire and Vermont, have very significant commercial portfolios, good, strong growth numbers, low turnover of lenders, and so forth.

So, our experience has been, once we get our lenders in house, we're able to retain them. We operate in a way that makes them feel empowered, allows their customers to feel that the person that they're dealing with has some capacity to determine what's going to happen with that relationship. And where the rubber hits the road on that is not when there are good times, because anyone can manage a good-performing loan, it's when things get difficult and the customer starts to get concerned with who am I going to be dealing with? What's going to happen to me or my company? And so forth. And because we have that local knowledge, we are able to work through those customers through the tough times.

We do have a centralized work out function at the company, but we have representatives in that work out function in most of our major markets. So if credit starts to deteriorate, work out has the ability to take over those credits, and certainly on any large credit or any credit that's suffering some significant issues from a performance standpoint, those tend to get worked on by the work out area, but, again, we rely on local management for input and insight on some of those relationships.

We also have at the company an asset-based lending function that we started now about six years ago. We hired a group of lenders from various significant commercial banks in the New England market area that had asset-based lending experience. That portfolio has now grown to about $750 million of outstandings and about $1.2 billion of commitments. So it's a significant piece of our business. It's fully followed, fully monitored, asset-based lending. It allows us to handle loan relationships where that extra monitoring capability is important.

We also have, as part of the specialty lending group, a group of corporate lenders, again, that we have hired from some of the significant bank sin the New England market, Citizens, Bank of Boston, Fleet. Those individuals typically are working on some of our larger credits that we purchase from other New England banks. As a philosophy, we are not a large, major, syndicated lending type of bank. We do, however, do participations within our region with companies where we can individually meet with the local management of those companies, where they are significant companies in our New England footprint, and where we have the opportunity to cross-sell other services.

Of our total portfolio, about 6% of outstandings are syndicated, multi-bank credits, about 8% on commitments, 6% on outstanding. Similar philosophy at HUBCO. HUBCO is not a big, syndicated lender bank at all, in fact, their numbers are significantly less than ours.

I alluded to local decision making. We have a process at Banknorth that starts with a signature lending authority at the individual lender level. Loan limits start at about the $100,000 level, go up to 1.5 million for a regional senior lender. Credits can be put together based on those signatures by going up the chain. So, if somebody has a $500,000 lending authority and they're doing a $1 million deal, they have to go put the chain to their team leader or regional leader.

We base our authorities on relationships, not individual loans, so it's a cumulative total that we're working with here. Any relationship that's less than 2.5 million in our company can be done on a pure signature basis by people at the state level. When credits get to the 2.5 million to $7.5 million level, they go into a state management loan committee, which is made up of the senior lender of that state, some of his team leaders, typically someone from loan review sits in on those meetings. In some of our locations, somebody from work out sits in on those meetings, and then those credits get discussed and approved at that level. So it's local decision making.

I would venture to say 85 to 90% of our loans, by number, get done in that category or below that category. By dollar volume, probably more like 50 to 55% get done at that level. The balance are coming up to higher committee levels, based on dollar outstandings.

From 7.5 to roughly $15 million, we have what we call senior credit committee, and that is nothing more than the management loan committee that I just discussed with the enhancement of myself, Ed Schreiber, and an individual named George Bruns, who's our senior credit administrative person at the company, attending those meetings, typically by conference call, since, again, most of them are out in the local marketplace. So for deals between 7.5, 15 million, Ed, George and I are looking at those credits. George and I are approving those credits and Ed has the ability, if he doesn't like what he's seeing, to veto those credits.

Above 15 million, the credits typically will go to a board risk committee, depending on risk rating, and we have a grid in here that talks a little bit about that. So, 2.5, 7.5, local — 7.5, local, but with some centralized review, 15 to 20-ish and up goes to a board risk committee meeting. And the board risk committee, which is a separate meeting from the other loan committees, we have board members from our holding company boards, several of whom are from TD, as well as some of our former board members, which are in attendance on an ad hoc basis, review those credits, actually vote on those credits.

For credits risk rated one and two, which are our best grade, no approval is needed at the board risk meeting, because those are truly low risk. They're typically either marketable collateral-secured or cash-secured loans. For three, four and five-rated credits, the cutoff point is 20 million. For three, four or five-rated credits with a significant policy exception, which we track by individual credit, that cutoff point is 15 million. For six rated credits, it's 15 million, and hopefully we're not making new loans below a six rated credit at that size level, because those would be sort of special watch kind of credits for us.

We do occasionally, as I mentioned on that last bullet, we have hold limits at the company which are on the next slide, and there we go. Our hold limits at this company depend on the risk rating of the credit. TD Banknorth's legal lending limit is about $250 million. We as a philosophy have always taken the position that we want to be well below our legal lending limit on any particular credit, because if we make a mistake, at that level, it would hurt real bad. If we make a mistake at the reduced levels, it hurts, but it's a sustainable kind of error. For one, two and three-rated credits, our cutoff point is 40 million, four rated, 30, five rated, 25, six rated, 20, and we have an aggregate overall limit of 60.

And what happens on an aggregate limit is if we have a particular relationship where pieces of the business might be totally separate and independent from each other, but yet it's a very solid credit, we would take a look at those and occasionally go up to a total of 60 million. And a good example would be a company that we have in our portfolio, a significant relationship, where part of their business is in the fuel oil delivery wholesale and retail business. Part of their business is in investment, real estate, totally unrelated to the fuel oil business. They do both pieces of the business very well, extremely profitable.

That's an example of a relationship where we have said we will lend a certain amount of dollars on the fuel oil side, we'll lend a certain amount of dollars on the retail side, total not to exceed 60. We do not have a lot of relationships at this company at that level. It takes a special relationship, a special asset quality, for us to go that high. An example of our portfolio mix, our 20 largest relationships in this company. The largest at this point in commitments is 54 million and ranges down to 4 million, for the 20 largest. Clearly, with an average relationship size of 850,000, a huge chunk of our business by numbers are those small to medium-size local companies that are borrowing in the high hundreds of thousands to several million dollar range.

I would say that our sweet spot, if we have our ideal customer that we love to go after, it's companies that want to borrow 5 to 10 to $12 million. We have a lot of those kinds of companies, they tend to use a lot of bank services, so the profitability is good. They are significant relationships for us to manage and create a lot of business for us.

Nonperforming assets have been a very good story at TD Banknorth. Our history has been, as Peter has illustrated, and Steve, consistently low levels of nonperforming assets to total loans to total assets. In our top 15, which we top regularly, our largest nonperformer is $4.4 million. Our smallest within that top 15 is 719,000. So you can see from a percentage of portfolio, percentage concentration of risk we do not have a lot of significant problem assets at this company.

Our top industries, as I left (ph) stated here, are service industries, manufacturing, both durable and nondurable, investment, real estate and construction. Within our portfolio, as we'll get to a little bit further, C&I loans represent out of our 10.5 billion of outstandings, C&I loans represent just about a third of that outstanding, and commercial real estate represents about two-thirds. Within the commercial and real estate segment, one-third of that two-thirds is owner-occupied commercial real estate. And we view those kind of credits basically as C&I, because there's an operating company that really is supporting the payments for that real estate.

What I'd like to do at this point is turn the microphone over to Ed, who will talk a little bit about the risk management process and go from there.

Ed?

Ed Schreiber — Toronto Dominion Banknorth — EVP and Chief Risk Officer

What I thought I'd do for you is give you an overview of what risk management is in our company, because we're somewhat structured differently than what TD is, and the first item in there is loan review. In the U.S., if you follow any of the banks, there is a separate and distinct loan review function that actually goes out and reviews commercial loan files as well as consumer, and sits with them and makes sure the gradings are right, that the officers, when they booked the loan, did it appropriately, and any approvals were there. In Canada, but particularly here in TD, loan review is actually embedded and is part of the audit function.

And one of the things that we had to get used to when TD came down to do their due diligence on us is that they had those folks come down and they called them adjudicators, and John and I looked at each other and said, "Who are those folks." So once we get used to everything there, but our loan review function is separate and distinct and that is common in the United States. Our audit function reports in to me, but with one distinction here.

On an administrative basis, the head of audit reports to me. On a direct-line basis, our head of audit reports to our audit committee. I probably should back up very quickly and say, administratively, I report to Peter. Actually, I get the luxury, as well as the head of audit, that the head of the board risk committee, the Chairman, actually does an evaluation from the entire board risk committee on myself and then Peter does another evaluation on me. Audit is the same thing, administratively. I would do a performance evaluation on our head of audit and the audit committee also does a review and performance evaluation for our head of audit.

Compliance, our compliance world is a little bit different than up here. I think you all are fortunate from the banking industry where you do not have a lot of consumer laws and regulations like we do. So our compliance function first and foremost really handles consumer compliance. We have enough laws to choke a horse when it comes to consumer compliance, so we have a separate department that's devoted to that, and like audit and like loan review does testing to ensure compliance with all applicable laws and regulations.

Credit administration, John's alluded to this. Credit administration, the folks that do and look at doing the spreads and also do an analysis of all the commercial credits, those report up to the gentleman that John had already talked about named George Bruns, but that report is independent of the lending function and reports eventually up to me. We have a separate appraisal group, but particularly in commercial appraisal, where we have control over, and this is on the risk side, of the appraisers that are being used on our commercial real estate.

We have laws that govern that in the United States. Our commercial appraisal group reviews the appraisals as they come in and they can either write down or write up, make adjustments to those appraisals, and that's an independent function of the business line. We have what we call retail credit. John has talked about our indirect auto lending, as well as our home equity lending. We have a small group that's dedicated solely to oversight to those two functions, along with merchant processing and our small business function.

Portfolio management at MIS group, that group is dedicated to producing report, which will be concentrations of credit, which we're going to get into in a little bit. They report various reports and we've adopted a dashboard format. We liked what TD had there, so we've moved more toward a dashboard for our board risk committee, as well as our board. That group produces various reports for management, as well as our board risk committee and the entire board.

In addition, that group also generates where I sign off, but the allowance process for loan and release losses is housed within risk management, too, in our company. Allowances, we have a person who oversees treasury and operational risk in the company, but that will give you an idea of what the structure in risk management looks like in our company. Like lending in the rest of the company, we actually have a very seasoned credit administration staff person that John had mentioned, came to the Bank of Boston with 29 years of experience that oversees our credit policy and the credit administration function. The credit functions that are below him also have a serious amount of experience within credit.

Again, note, we're independent of the lending staff. The staff runs parallel or is positioned through the footprint, so we do not have a centralized underwriting function in Portland, Maine. Where the lenders are in Massachusetts and Connecticut, we have credit administration people. We have compliance people, loan review people scattered throughout our whole footprint.

And, as you can tell from here, John and I typically do presentations. We have a very strong working relationship with the lending function.

This goes to what John has just talked about with regards to breakdown of portfolio on the C&I side. The CRE owner occupied, we do this company, it wants to build a new headquarters, so we segregate that, although it's real estate as collateral. Typically we look at that as not as an investment side. So owner occupies.

The CRE investment, that is, for instance, hotels, office buildings, apartments. That's what we mean by investor real estate. And here's how we control our concentrations in the company. I'm getting away from the mic. I've got a habit of wandering. We have a whitepaper process and we set concentration levels in our company as a percent of capital in reserves. And we do that based upon targets. So what we'd like to do is when we reach those targets — they're set very conservatively, that we make a decision on how we want to go on a go-forward basis, loan money into those industries.

So the whitepapers, or position papers, as I will also call them, are done in the best way I can make an example of this is one of the first ones we did was in the healthcare industry, but, particularly, nursing homes. John and I had discussions about the industry. Things were up and down in the U.S. on reimbursement rates, et cetera. Our exposure was, although not that great, we didn't like where we were, and particularly given the industry. So we did a complete write up on that industry where we lay out the complete footprint of where all our loans are. We look at all the risk ratings. The ones that are in problem assets, et cetera, and then we look at the industry ourselves. From there, the group that we talk about in portfolio management comes back to John and I and to the board risk committee and makes recommendations on how are we going to go forward in this industry?

So we could end up saying we're not going to do any more. We can end up saying we're going to do it, but only service our current customers, no policy exceptions, so there's a lot of variables that could go into what we end up doing. But we do that so we make a conscious decision, unlike a fair amount of other banks that set a limit and they wait until they get to the limit and then they call it quits.

So we set them low and then we try to manage that process and how we're going to do that on a go-forward basis. With our concentrations in investor commercial real estate, we have developed two specific databases that are both in house. First one is a construction database, so deal sizes — not relationships, but deal sizes that are greater than $2 million have all been uploaded into this database. And we can track the progress of each project, so if it's on a development loan for single family dwellings, we can tell you how many lots are left to be sold, what's the average sales price, are they on budget, are they on time? So that would go for hotels, apartments, et cetera.

The other thing we've done is designed a commercial — this is investor commercial real estate — database. And there we have loaded into that database items such as loan to value, guarantees, debt service coverage. For hotels, it would be occupancy rate for those hotels. So, again, we've loaded the top deals in there and we're expanding that so we can monitor on a very active basis how well we're doing in both of these industries in light of our concentration.

Overall, to finish up from an asset quality standpoint, what we consider to have problem loans, I've been with the company for about six years now. And since I've been here, and even before then, the level of problem loans have been very stable in the company. We fluctuate slightly up and down, but in a very tight window, if you will.

Our watch credits, minor changes here. Again, as you can tell in the level of nonperformings, very nominal changes in there. The same can be true on the watch credits. And the downgrades, we're on a 10-point risk rating system, one through six being pass, that the amount of downgrades within the pass grades, as well as moving from pass grade to adversely classified and/or criticized is very nominal, and there's not been much changes in that arena, even before I got here, and since I've been here.

So, hopefully that will give you a good overview of risk, the lending function, as well as the asset quality.

John Fridlington — Toronto Dominion Banknorth — EVP and Chief Lending Officer

The last comment I'll make, as it relates to HUBCO, the markets that HUBCO are in is the very type of market that we love to be in from a commercial lending standpoint — lots of small to medium-sized businesses, good, solid demographics and geographies, skilled lending team, and we view, as Wendy does on her side on retail, it's just a great opportunity to take the model that we have put in place and march it toward an expanded market.

QUESTION AND ANSWER

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

Ed and John, thank you very much. Well, I think we're to the questions and answers that want to give to you, so let me open it up for any questions that are here this morning. I hope you appreciate us coming up and sharing our thoughts with you, but I think it's time to take your questions. Are there questions out there in the audience today?

Unidentified Speaker

Yes, thank you. You've been together with (inaudible) TD is providing a lot of capital for you to help your growth. Have you (inaudible) any other banks that TD (inaudible).

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

Yes, the question is are there other benefits other than the capital, and there are. The simple answer is, there are. Let me give you an idea of some of them. TD has two people working down in the United States with us now that are going through all the sourcing that we do. If you remember, early on, we said we were hoping to get a volume discount for buying phones, computers, paper, because of being part of the bigger company. And, again, TD has two people down there working with us. They'll be down in our company for about a year. They will certainly identify millions of dollars of savings on the expense side, as they have done for TD over the years, in renegotiating contracts and our expenses for things like pencils, paper, computers and telephones. It's working, and we're moving forward there.

We also shared with you, we thought there was some benefit of putting a TD Waterhouse branch and a Banknorth branch together. That branch opened in Braintree, I think it is, Wendy.

Wendy Suehrstedt — Toronto Dominion Banknorth — EVP and Chief Retail Banking Officer

Yes, early July.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

It opened in early July, and that test is beginning now, where for the first time in America, we have TD Waterhouse, a discount brokerage company, and TD Banknorth, a traditional bank branch, in the same facility. So we're hoping to get the cross-sell opportunities and more customers coming in on both sides of the equation.

We also are seeing loan participations up that we had talked about, where we would normally look at some of the larger loans and give them to some of our competitors in a participation mode. We've already given several of these to Toronto-Dominion Bank, so it's been a benefit for Toronto-Dominion Bank. And I think John and Ed — Toronto-Dominion Bank, at the same time, has also given us some of their loans that they'd normally participate.

Do you have a rough idea of the number, John?

John Fridlington — Toronto Dominion Banknorth — EVP and Chief Lending Officer

There's at this point, Bill, about $40 million of credits that we've purchased from TD, and looking at some others.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

So that loan participation is growing on both sides, which is very helpful. Those are just a few off the top of my head, but let me stop a second and ask Peter if he can identify any more. Peter, have I hit all of the ones that you'd be aware of?

Peter Verrill — Toronto Dominion Banknorth — EVP and COO

I think the bigger ones. One that we have extreme high expectations for is TD has a great program in their insurance business, a call system, that we're going to implement down in the United States that we think is going to generate tens of thousands of referrals for our insurance business. So that is just beginning now, so we don't have any results, but I think that's going to be a great opportunity.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

That's right. Peter reminded me, we were very impressed with the insurance business that TD has been in developing retail customers. So we're taking their — I think its called Power Call, but there's a system that they work in calling customers, identifying who they are, and I can tell you, we got our first customer the other day. That system has been implemented now. It started in July, and we did close our first insurance referral from that new system that we have taken from TD.

I think it's fair to say there will be many of those projects that will be identified in the next year or two. I'm sorry to say, I wouldn't want to mislead you, I don't think I could put a dollar figure on it today, but I certainly can tell you that it's going to be in the millions of dollars that we'll benefit from being part of TD, other than the capital that also has been a big part of the benefit.

John Fridlington — Toronto Dominion Banknorth — EVP and Chief Lending Officer

The other that I would add is TD obviously has a very robust international function. We used to outsource our international business to another banking firm, and as a result of that, we would have to share that revenue with that other banking firm. As a result of the acquisition, we are now funneling, at this point, most of our business — we still have to end up a contract with the other firm — but all of our international business with our commercial customer base will flow through TD. And that 50% that we were sharing with the other company will now be retained within the TD structure. And also, on a product enhancement side, TD has a product on energy derivatives that help borrowers who are high energy users hedge that risk, and that's a product that we will be able to sell to some of our larger customers within the U.S.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

Thank you, John. Thank you. They're going to give you a microphone for the Webcasting.

Unidentified Speaker

I know you haven't even closed Hudson United yet, but I have to ask, at what point in time do you feel that integration has progressed to the point where there might be a subsequent acquisition.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

It's a good question. We will not do another acquisition this year until we get the legal approvals for Hudson United. So you'll not see us in the market acquiring companies for the rest of this year. I think in the second half of next year, we'll be in a position to then look at additional acquisitions. We'll do the conversion of Hudson United in the April/May timeframes, and I would hope that by sometime later in the second half of next year, we'll be back looking at acquisitions.

That doesn't mean anything will happen then, but it will mean we'll be seriously back in the game, looking at them, evaluating them. But I think this is a key acquisition for us. We have to make it work, so I think we should go very, very slow. And I think we will. And next year, 2006, will be the year that we'll start to look at additional acquisitions.

Unidentified Speaker

And just one quick follow-up, and I know you've spoken about the things that worked well with TD. Is there anything about your relationship which maybe hasn't gone as well as you would have hoped for, or maybe you would have hoped to have gotten some incremental benefit over in some other area, it hasn't worked out quite as well.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

Well, there is something that hasn't worked out very well, and it's been really very hard for me to digest. I have a boss for the first time in 20 years. And I think as I go around our company, it's fair to say that I think everybody on the senior staff has said, boy, this has really worked out well, and isn't this just what we've hoped for? And I'm sitting in the corner going, "I'm not so sure it's worked out totally as well as I like." I used to call meetings, and now I get invited to meetings.

So I have to tell you, though, that there is an issue there that I'm not so sure I had done this acquisition with Toronto-Dominion Bank when I was 50 years old that my ego would have allowed it to happen. At 61 years old, I don't have any ego, it's not important to me. So I think that was something I probably didn't anticipate, but I'm happy I'm at that age where I'm here to help all of my peers and the people who work for me, and not myself. And I can see why acquisitions that don't work if you have egos of the senior people, that all the plans in the world may sound good, but when putting those egos together I think can be very, very difficult at the time.

Ed Clark and I work very, very well together, simply because neither one of us seems to have an ego that worries about the other. But I think that's the biggest change that I've seen. But I think you'd agree with me that in some companies, that's why it doesn't work. The CEOs have got a great plan and a great idea,but then they get to doing the daily business of working together, and I don't think you fully know what that's all about until you go through it, and I think we've seen some fallouts in the past. Clark and Ryan will not have that issue, I can tell you that right now. But I've got to tell you, it interesting having a boss for the first time in 20 years. You do get a way of doing yourself and doing business that's quite different when all of a sudden you have a boss to answer to.

He's a pretty good boss, though. I like it pretty well, so far.

Unidentified Speaker

Let me add, Bill's been married for 35 years, so he really has had a boss.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

I really have two bosses. I only had one boss before. Now I have two.

Other questions. Sir.

Unidentified Speaker

Bill, just in terms of your vision to be the premier community financial services company, at what point does growth, the constant acquisitions, get in the way of that vision? Can you always maintain sight of that with this notion of community banking?

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

You know, it's a very difficult question for me to answer. I have been very nervous that because of size we would lose that community bank feel, that we would not be the bank that I thought we were developing.

I think as long as I continue to try to run this state by state, and we continue to have presidents in each state, I think we could take this company to 60 to 70 to $80 without having and issue and having to face that as an issue. I am nervous, though, at some point, and I don't know what that point is, and you don't either, that at some point of size do you lose that ability to keep that culture of a community bank? Again, I think if we continue to run it state by state, I think that we can keep it there, and I'm really looking forward to running a community bank of 60 70 or $80 billion.

I watched my peers, and when you get to over $100 billion in America, it gets to be very, very hard to continue to do that. I don't think that will come on my watch. I think that will be the next CEO after me, that their job will not be to grow it as much as my job has been. Their job will be to have the infrastructure pieces in place that will not allow it to lose its culture. So I'm confident, but I have to tell you, since we were probably 10 or 15 billion, that has been a worry of mine throughout everything we've done. And again, that statewide presence, making presidents important in our organization, I think it works.

A cute story and an anecdote. I tell the people here with me are my holding company people. And I tell them they should be humble holding company people, that they should make all the ideas and the successes in the company, they should move them down as quickly as they can to the people under them. And I've told them that if they have problems with people in the field, they should try to solve them before they come to me, because I'm probably going to side with the people in the field more than I would side with them, because I think the people in the field are closer to what goes on every day.

So on the day to day issues, they'll lose, the people in the field will win. On the strategies for the company overall, they'll win, the people in the field may lose. So it is a good question, and not a great answer, but I think you know how I'm worried about it and thinking about it and structurally where maybe we could keep this moving forward.

Unidentified Speaker

Bill, (inaudible) talked about scalability. So, just given all of your review in terms of 20 billion asset size and looking at how you can maintain it, you're suggesting then to us that with your current platform, you are capable of doing eight (inaudible) 50% bigger than what you've got on your hands today, or is it even more scalable given (inaudible).

Wendy Suehrstedt — Toronto Dominion Banknorth — EVP and Chief Retail Banking Officer

It's actually more scalable than that. With the question, the couple of places, and those are moving to different systems as we speak, which will be in place before Hudson United goes forward. So we do feel we're positioned to keep up with Bill to that $80 billion place, and we'll keep ensuring that we're positioned to stay up with him as he moves forward.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

I think the announcement of HUBCO could only be announced if months before we had looked at our system and said, to your point, if we do these sizes, are our systems in place to run it, or are we going to have to struggle to make this happen. So we've been preparing, not that we knew it was HUBCO, but we've preparing for the last year knowing it was going to be some bank of size.

HUBCO, in reality, is a little bit smaller than our preparation. We were preparing to be able to do an even bigger bank if that happened to occur. It hasn't, so HUBCO is probably a great start, because it will make it a little bit easier in making sure all the systems work day one, as we do the conversions.

Other questions? Yes, sir. Back there.

Unidentified Speaker

Thank you. I've got a quick question, and it may be for Wendy as well, and it relates to the track record on realizing some of these costs, and perhaps more importantly, revenue synergies. And I'm zeroing in on bringing the average branch production up to closer to Banknorth levels, and I'm curious about how you attack this challenge and opportunity — region by region, product by product? Give me a little bit of color as to where you see the juicy spots for upgrades, and would there be earlier attack areas versus what might be happening later down the road?

Wendy Suehrstedt — Toronto Dominion Banknorth — EVP and Chief Retail Banking Officer

Sure, I'll answer your question in a couple of ways. Certainly, globally, the key here is to have a strong retail team in place, and whereas (inaudible) of assessing who our folks are, what those skill sets are and what we may need to do to strengthen that.

With respect to vary tactically, we do go at it region by region. It's interesting to note that Hudson United ran a savings account promotion in May, one of their first concentrated advertising efforts in quite some number of months, and they raised over $400 million between the middle of May and the end of June. So, as to how we want to go about this and when, those are all details that have to be worked as to whether or not the opportunity is there to move forward strongly. We certainly believe that it is.

As Steve pointed out, we feel in a very advantageous position in these markets, because we are not trying to I'll call it face guard a very strong market share, but rather we're a small market share. We can do things to bring in and grow that business without a very substantial cost impact on the existing book of business, versus if we had a very strong market share, that's a much different scenario. So, for those reasons, and based on the very recent experience that we've seen, we are very, very optimistic about the upside potential.

Unidentified Speaker

Yes, I think, too, if you go back over our short track record, probably over the last five years, Wendy, we were probably closer to that $30 million mark in average ramp size and have consistently moved that up over the last couple of years.

Wendy Suehrstedt — Toronto Dominion Banknorth — EVP and Chief Retail Banking Officer

I'll also it is I think somewhat interesting to note that that — I think sometimes, perhaps not for you, but for the American group, we tend to spend a lot of focus on Massachusetts and Connecticut. But it's interesting to note that the heart of the company is Maine, and back in 1990, we at that time were known as People's Heritage, and we were the fourth-largest bank in the state of Maine. We're now the largest bank in the state of Maine, and we're larger than number two and three combined. So to me that speaks to the ability to organically grow, as well as to grow through acquisitions.

There were a few acquisitions in that mix, but they were small. So we have had success on both fronts.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

Other questions? Yes, sir. Up front.

Unidentified Speaker

Banknorth's earnings release, which is included in the kit, is unusual for a bank in that it's silent on the subject of dividends. Can you talk about what your attitudes are toward dividends generally, and whether you have any targets for dividend payouts and dividend growth.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

Yes, we do. Our target on dividend payouts is 35% of our earnings.

Unidentified Speaker

But now that we have multiple definitions of earnings.

Steve Boyle — Toronto Dominion Banknorth — EVP and CFO

That's operating earnings.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

We're trying to move to operating earnings as the key element, so everything I think in the future we'll be talking about will be 10% of this, 35% of that, so it's 35% of operating earnings. And the dividend was a nice increase this quarter, so we were pleased with the dividend increase that we did have. And our history has been to pay out about 35%, and that usually means that in one or two quarters in the year, there'd be a dividend increase. That's been the history going forth.

Yes?

Unidentified Speaker

Just as a follow-up, looking into 2006, our stock option expense is going to be included or excluded in cash operating? Are they a real expense in other words, or not?

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

I don't think we have a choice. Steve, do you want to?

Steve Boyle — Toronto Dominion Banknorth — EVP and CFO

Yes, they'll be included in cash.

Unidentified Speaker

So if the exclusions remain at what they are now, acquisition charges identify intangible assets.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

That's, as you know, the issue in America with stock option expenses having to be taken by every bank starting January 1st, Steve, or Peter? So that will be an interesting not dilemma, but interesting view of banks in America to see how it affects all the different companies. The time will tell to see how that does resonate with everybody.

Other questions? Yes, sir, in the back.

Unidentified Speaker

Thank you. When you look back over the five past years, the operating growth rate has been about 11%, and during that standpoint you haven't been standing still. You've been very active with respect to acquisitions. Just trying to get a sense of what your organic growth rate has been, and if that's hard to do because of the number of acquisitions, what metric should we be looking at, going forward, to see that you have a better mousetrap than others with respect to commercial banking or retail banking? Because if you have a number with respect to the organic growth rate over the past five years, relative to the 11%, that would be helpful.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

I think our organic growth rate, as we contrive it, by looking at the acquisitions and taking them out, is probably in that 6 to 8% range. Would that be a fair number, Steve?

Steve Boyle — Toronto Dominion Banknorth — EVP and CFO

Yes.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

And I have to tell you, I'm not so sure we have a better mousetrap than anybody else. I think our mousetrap is very similar, so the organic growth rate of 6 to 8%, I'm not so sure we're better than most other people. I think that's probably pretty standard for a bank in America that focuses as we do. I think that better mousetrap is then to take that 6% organic growth rate, and then with acquisitions, where I do think we have a better mousetrap, get the growth rate up to 10 to 12 to 14%. So, I think organically, there's a lot of competition in America, there's not a lot of new products or services, and the good banks generally grow at 6% to 8%. And the difference after that are some banks then take risks in businesses that they have good success in for a few years, and then they have failures a few years after, and a few other banks go after acquisitions, like us, where they've had a tendency to have fairly good success year in and year out, without a lot of failures or a lot of problems.

I can tell you who they are, but I won't repeat them today, but you can see the number of banks in America the last few years that bet on the mortgage business, went into the mortgage servicing business, went into the business of growing their volumes, and in the last year or two they've had to report billions of dollars of adjustments because of the servicing and things of that nature. So, organic growth for most good banks, 6 to 8%, for the ones that aren't doing a good job, zero. And then from there the growth comes from acquisitions in America. Some banks are very acquisitive, like us, and for other banks, it's getting into a more risky profile that they think they can handle. Some handle it well, some don't. And even on the acquisition front, some handle them well, some handle them not so well.

Unidentified Speaker

Thank you.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

You're welcome.

Wendy Suehrstedt — Toronto Dominion Banknorth — EVP and Chief Retail Banking Officer

If I could just add, very quickly, on a much more granular level, on the retail side, we look at same store sales branch by branch, and that is a piece of what we manage.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

Any other questions? Yes, sir. Yes, sir, in the back.

Unidentified Speaker

Looking at the commercial real estate side of your new territory, I was wondering if you could comment on the press (ph) quality, as well as what your intentions are for the business, particularly as it relates to the metro New York context.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

John, do you want to handle that?

John Fridlington — Toronto Dominion Banknorth — EVP and Chief Lending Officer

As we reviewed the portfolio of HUBCO through our due diligence, we were very satisfied with the quality of that portfolio, including the real estate segment. HUBCO does have an active commercial real estate lending function at the company. The markets that they are in have been fairly robust, and particularly on the housing side. The office side has had some vacancies, but frankly not at the level that we've had in New England. They appear to be, and are, very well structured to make those credit decisions. Their track record is good doing that, so we intend in those markets to operate as they have operated in the past, with the lenders that they have in place. They know what they're doing, they've done it well, so we do think it's an opportunity as we look at some credits in that market, because of the combined size of the company, where they might have had a cutoff point at one dollar level, given our larger size, we might take it to a higher level, but within the kind of parameters that we've talked about today for the overall exposure at the bank.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

John, do you want to take a second? I think it would be a good additional answer to the question about our sense of the real estate market in New England, and probably New York, too, as recent whitepapers we've been looking at?

John Fridlington — Toronto Dominion Banknorth — EVP and Chief Lending Officer

Yes, in particular, in our marketplace, the areas that both Ed and I have had concerns about have really primarily focused on two categories, the commercial office market in New England and the condominium construction market and ultimately end sale market in New England. As it relates to the office segment, as you may or not be familiar with, the Boston marketplace in particular has had very high vacancy rates over the last year or so. We've been fortunate in that our portfolio, we do not have heavy concentration of office properties in the Boston market. What I will say, however, even though the vacancies have been high, there have been very few defaults in that market, because unlike the late '80s, where there was limited equity invested in the projects, where management of those properties might have been weak, this time around in the cycle, good news for the banks and the developers, there was more equity in play. When those deals were put together, they were structured better.

So, as that market suffered through its vacancies, the market has really held up remarkably well, and now we're seeing those vacancy rate gradually decline. So office market in New England and in particular in the greater Boston area has been of concern. It's getting better. It has not been a big issue for us in our portfolio.

Second comment relates to the condo market, and this gets to the process that we have on the whitepaper process. There is a lot of condominium occurring currently in the New England market. To date, it has performed extremely well from the standpoint of projects have been completed on time. They typically sell out within expected time horizons and there's been a ready source of buyers available for those units. What we have noticed is, similar to the late '80s, but again, not identical to the late '80s, there were a lot of projects either announced or in process. That starts to test, in our mind, the absorption rates that have continued to occur.

So we, as a company, have said to our lenders, we want to be very careful in this market. Our performance to date has been good. In some of the geographies in which we operate, the number of units coming on stream starts to appear to be high, and therefore we have instructed our lenders to be extra diligent in the review process, to require higher levels of equity going in, to require liquidity covenants on guarantees, to require limitations onto units that can be bought by investors. The risk, obviously, is on investor that flip those properties either before they're construction or done or right afterwards, which then softens the market.

Having said that, there are segments within our market geography-wise where there is not a big issue as to levels of construction going on. So we market by market are taking a look at where the projects are, what's our appetite for risk, how strong are the developers, and as we typically say, we never say never, but we never say always, either. So it's deal-specific. A concern is that the prices are getting up there on a per-square-foot basis. The pipeline is getting pretty extensive on same of these market areas. And we're adjusting accordingly on a sort of proactive basis, as opposed to waiting for a train wreck to occur.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

Let me give you one thought process of how we go through. It might help you. This is an interesting one. I just thought about it as John was talking. John, Ed and I, three years ago, decided that we thought hotel construction in New England was getting over-developed, so we got out of that business. We went to the lenders and said, no more hotels. There's always an exception, but generally, no more hotels. We were wrong. We were too early. That business continued to be a good business for another year or two, so we were too conservative. As we look back now, we didn't have to do that three years ago. I'd rather be conservative and miss a loan or two than stay in a business and find out three years later that we've got 10 loans that are about to go under.

So there's just an example of these whitepapers are important to us, and where we're thinking things are getting stretched, we'll just stop doing it. And again, we'll miss a loan or two, but again, we'd rather take that than be in a business where we're taking a lot of risk. So we really are fairly risk averse. In a business, you have to take risk. And that's a fine line to walk. So far, so good. Check my principles out when our loan growth is 1%. It's easy to have strong principles when you're growing loans at 10 or 12%. Let's see if I still have those high principles or the loan growth is 1 or 2%. I hope I do, and I hope I never get tested on that.

Other questions?

Ed Schreiber — Toronto Dominion Banknorth — EVP and Chief Risk Officer

Bill, let me supplement a little bit on that, too. On the commercial real estate, we've started to expand our whitepaper process and actually start going by our footprint and start looking at each of our markets and within hotels, apartments, et cetera, and we're looking at developing out each one of those areas within those industries to say this market is fundamentally broken, if you will, for offices. Rents have come down in half and vacancy is X.

So we've hired an analyst just to oversee investor commercial real estate, and we're going to be developing out each one of those markets and doing quarterly updates to help make sure that we're proactive in our oversight in investor commercial real estate.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

So as we get bigger, my worry, again, is do we have controls, so we've hired more people to do the checks and balances to make sure we're not losing something in this equation because we're now $40 billion.

Question?

Unidentified Speaker

Thank you. Just wanted to confirm a couple of things, first. Did I hear correctly, Wendy, that you're going to be the new CEO of Hudson?

Wendy Suehrstedt — Toronto Dominion Banknorth — EVP and Chief Retail Banking Officer

That's correct.

Unidentified Speaker

Good. My next questions are now moot. Is that typical, Bill, that you would replace the CEO of a large acquisition like that?

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

Yes, I would think it's typical. In most cases ...

Unidentified Speaker

I meant relative to your history.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

Yes, in our history, it's pretty typical. We've had a number of banks where the CEO has done a good job, has either got to an age or a position in their life where they would like to go and do something else, so it's not unusual. It's happened many times, and as I think about our acquisitions of late, in Cape Cod, Southborough and over Metro West, all of their CEOs retired. One or two of them stayed on our board for a while, but they all did leave.

In other banks go, the CEOs have stayed, but yes, it's not unusual at all. It's a pretty good fit for us. A little unusual in that going into a new market, maybe you'd have liked to have kept the CEO there in a new marketplace. But we decided, and I think Ken Neilson agreed with us, that he had been a very profitable bank, but he had not been able to grow it on the retail side the way he had liked to. And again, Wendy has told you, they had new retail people in every year, so we agreed that probably his retirement would be a good fit, as long as I had a terrific retail person to send down as the CEO.

So our strengths, we think, may be their weaknesses, and that's why Wendy is going to be the CEO down there. Wendy also is in a position in her career where it's time to test her at the next level, and we have ultimate confidence in Wendy, and that's why she's going down there to get to that next level.

Unidentified Speaker

And she's not holding both roles, though?

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

No, she's not holding both roles. We never do that. We've always had a backup system in place for our executives. Mark Whitmiller (ph), who ran the retail side of our company for New York and Vermont will be taking over Wendy's job on the retail side of Banknorth.

Unidentified Speaker

And so, Wendy, I understand you were quite involved with the due diligence, you have some dents in your car. What can you tell us about the culture at Hudson? Do you think that there will be any difficulties implementing the Banknorth sort of culture or sort of integrating the two cultures. Thanks.

Wendy Suehrstedt — Toronto Dominion Banknorth — EVP and Chief Retail Banking Officer

Yes, certainly, we're at the early stages. Everyone is very, very positive about the upcoming acquisition and merge of the companies. It will certainly be a lot about strengths and the weaknesses of the people who are in place, and our ability to position them to succeed, or in some cases, as certainly happened in previous experiences and is likely to happen here, some folks deciding that the new job is not really what they wanted, and getting them to the right positions to enable everyone to move forward successfully.

So I don't expect a lot of difficulty in introducing the Banknorth culture, if you will, the community banking model, et cetera. It doesn't differ greatly from Hudson United. I think our challenge will be in ensuring that we're positioning people to succeed.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

Let me give a couple of specifics about it, though, because it's a good question. We look and say, okay, with 45% turnover, are the people who have stayed good people, or are they average people? We won't know that, really, until we get in there to a great degree and lay out to them our incentive programs and our plans and so forth. But we did have an all officer meeting with all the offices of HUBCO about two weeks ago in Manowa (ph), New Jersey. And we came away from that meeting feeling much more confident about the people that were going to join our company than we did before we had that meeting.

They seemed to be very much interested in growing their company, being more successful on the growth side than they've been so far. I think the question is not whether we'll be successful. I'll bet you dinner we will be successful. What I don't know is does it take six months, a year, a year and a half, or two years. That's what I'm looking at as my unknown, as to how long will it take us to turn that culture around. I don't think the issue is, will you do it, or can you do it. I think the answer is, yes we will, but will it take us a year or will it take us two years? And I think if we can do this between a year and two, and within a year and two really have that culture turned around, I think I can come back to you and say we've been very successful.

If it takes more than two years, we could not claim success, and it's taking us longer than we had anticipated. So I think that's what you should be looking for as we move forward. And the key number to me is that you can follow every quarter, probably, is if we can't grow that 30 million branch size to a 50 million branch size in a reasonable period of time, that should be our report card, and if we don't grow that, then we're not successful.

So if I'm here a year from now telling you it's still 30 million and it's because of the economy or it's because of a hurricane or because of something, don't believe me. We should be able to show you that the 30 million goes to 32, goes to 33, goes to 34, and I would hope to think, in a year or two, it starts to creep up on our $50 million branch size that we have in our system. So I think that's going to be one of the key elements to look at.

Other questions? Yes, sir.

Unidentified Speaker

Looking at (inaudible — microphone unavailable).

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

Let me — and I'll get Wendy right after this. That's why Wendy went and visited 95% of the branches. When we looked at their 200 branches, we've identified probably — and maybe Wendy will correct me — to your point, it's a good point — that we say, here's 10 to 12 branches that we think may be in the wrong spot. They're just not in the right location.

But the other branches we view as good branches, as good, if not better, than some of ours. They key though is at $30 million you have to say, for the bulk of their branches, it's probably not having incentive programs, not allowing the branches to market and advertise their products. This is a bank, as we've talked about earlier, most of the banks in America have had great success in having totally free checking, that checking account we've talked about with you earlier. Here's a bank that doesn't have that product.

So we think if you add the products and services that we're normally selling, if you then paint a couple of branches and spruce them up, create incentive programs for the people, that that will do it. Now, that's not a big cost in terms of the total fixed cost of the facility. The fixed cost of the facility is really what counts, and it was important for us to go and visit all the branches to make sure we weren't wrong.

If we had come back and visited their branches and thought, 50% of them were in bad locations — pick a number — I would be here today telling you that we're acquiring the company. It would be too much for us to solve and not a way that we normally would operate. So I think it was a key question, and that may be a factor, if I'm right on the incentive programs and the products and so forth, that they allow it to occur quicker if you do a good job, or take longer if we find out people don't want incentives, people just want to be order takers in their branches, they don't want to be salespeople.

That to me is the key. It's not the facility where they are. We can paint them, we can make them look good, close the eight or nine or work with them to see if we can make them better. The key is, do the people at Hudson United Bank want to be order takers in the branches or do they want to be salespeople. If they want to be order takers, it's going to take us a little bit longer. If they want to be salespeople, it should take it a little bit sooner. But let me turn it over to Wendy and she might be able to answer the question.

Wendy Suehrstedt — Toronto Dominion Banknorth — EVP and Chief Retail Banking Officer

Sure. The only thing that I'll add is I'm not here to say that all of their branches are fabulous, but I wouldn't say that about the TD Banknorth network. We generally are not in the best locations. They generally are not in the best locations. We both have very similar branch networks. Over time, I'm sure we'll find that some of them really cannot succeed where they are, and we'll move them if the market warrants, or if the opportunity warrants. But with what we have, we feel very confident that we can move it forward.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

Let me answer that, too, one more point just — if this was a company, Hudson United, that had done a lot of de novo branching in the last 10 years, I would be very nervous about this company. But what they've done in the last several years is they've purchased a number of banks. And when you purchase a bank, many times you're buying a bank that's been in existence for a number of years. They generally have very good locations. They've got those great downtown locations in a town that everybody wants.

Somebody who's recently building branches, they're the ones that are secondary locations. So if you're now trying to build branches in Toronto, in any major city, all the good locations are gone. They've been gone for years, so you have to go to a secondary location. So, again, if we saw a company that was structured off of recently built branches, I would be very worried about that, because in my mind, it just doesn't work. What we saw was a company that had purchased a number of companies, had a good branch network, but then didn't reinvest in that network with its people, with its facilities and so forth. So that's what we're basing their potential success on, their ability to want to be profitable, but not to reinvest, to growth the company to be even more profitable over the next several years.

Unidentified Speaker

Just a follow-up.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

Back to Wendy, sure.

Unidentified Speaker

To Wendy. I think you said that they did the (inaudible — microphone unavailable) $400 million from the (inaudible), is that right?

Wendy Suehrstedt — Toronto Dominion Banknorth — EVP and Chief Retail Banking Officer

That's correct.

Unidentified Speaker

So on a branch, on this (ph) basis of 6 million, (inaudible).

Wendy Suehrstedt — Toronto Dominion Banknorth — EVP and Chief Retail Banking Officer

That's correct.

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

That's a good point. Thank you. I hadn't thought about it. What's happened is, on their own, Hudson United has recently gone into a deposit program and they've raised $400 million in a fairly short time. Now, the question is, could you raise $400 million in bad branches. I think my answer would be no. So you have to make a sense that now that they're spending marketing dollars, they're having some success, so it plays to the point I made earlier that part of it must be marketing, spending money, having new products and services. Those seem to be the key off of a recent program that Hudson United has just started.

So we felt confident. I've talked personally with the consultant who put that program in Hudson United recently, and as I've asked many people, and he said, I really think part of the issue was just the investment in the branches in terms of marketing and incentives that they needed. And so far, at least, it looks good.

Now, this is a short period of time, and I don't know if this is a honeymoon period that looks good for a short period but wouldn't be something that could go long term. We will be very aggressive in putting marketing programs in and doing what we do at our company. When people look at our company, they say these people seem to like to do things.

We're the first bank in New England that was open on Sunday. We still have branches open on Sunday. We're the first bank in New England that opened up in a supermarket. The supermarket branch, back in 1993. So we've got a history of being fairly innovative, and now we've got 200 branches in a pretty good market. Who beats us? It'll be a test to see if we can still be innovative, or maybe we're out of ideas and we're not going to have the successes we've talked about. Time will tell. Other questions, other thoughts?

Yes, sir. Why don't we take one more question? We're going to be at lunch, so we can continue to answer your questions over lunch, but let's take one more question if we could.

Unidentified Speaker

Bill, when the Banknorth board goes to evaluate your performance and the performance of the management team to determine your annual bonus and your long-term incentive, what metrics and measures are they looking at. Do they use (inaudible).

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

It's very straightforward. Earnings per share growth every year. If we don't grow our earnings per share by 10% this year, I don't get a bonus, and none of the people at the table get a bonus, either. The top 20 or 24 people, their bonus is not geared on size. It's not geared on other components. It's a very straightforward program. We look at earnings per share growth year in and year out. And if we don't get to certain levels, we don't get any bonus. And it's scaled up where this year, if we don't grow earnings per share by 10%, none of the people at this table get a bonus. And other years, it's scaled differently, depending on the economy, but I don't think it's ever been scaled where the growth had to be at least 5 or 6% earnings per share growth to get any kind of a bonus. And that's the only parameter that we use for the bonuses that I'm paid and the key staff are paid, too.

Unidentified Speaker

(inaudible — microphone unavailable) GAAP earnings or cash earnings (inaudible).

Bill Ryan — Toronto Dominion Banknorth — Chairman, President and CEO

No, we try never to change it. And what we did is, it's operating earnings on the basis of cash — on the basis of the plan this year, we agree with the consensus of about $2.57. I'm sorry, $2.52. So, again, if we don't hit that number, we'll probably have a little bit sour faces in early next year, as we will not get paid a bonus. That's the way it should be. If we do well, I try to reward my staff, and that's great. If we don't do well, they shouldn't be rewarded, and doing well shouldn't change. It shouldn't change every year with growth being one year, ROE being another, ROA. So we've been consistently EPS growth year in and year out for the 16 years I've been at the company, and it's worked fairly well.

We've got some years where we've done very well, and we've had a couple of years where we got nothing, but that's okay. That's the way it should be.

Scott, I think we could break for lunch then. Is that a fair statement? I think it's right down the hall, and again, we'll continue to answer your questions over lunch if you have anymore, and again, thank you very much for being here. We do really appreciate it. Thank you.

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TD BANK FINANCIAL GROUP INVESTOR DAY CONFERENCE FEATURING TD BANKNORTH INC. WEDNESDAY AUGUST 3, 2005